Exhibit 99.2

Management’s Report on Internal Control Over Financial Reporting

The management of Progressive Waste Solutions Ltd. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting is reviewed and approved by the Vice Chairman and Chief Executive Officer and the Vice President and Chief Financial Officer with the expectation of providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.  Also, projections regarding the effectiveness of these controls applicable to future periods are also subject to risk and may not be sufficient to meet the degree of compliance required to comply with the policy or procedure in the future.

Management conducted an assessment of the Company’s internal control over financial reporting (“ICFR”) based on the “Internal Control-Integrated Framework” established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on that assessment, management has concluded that, as of December 31, 2011, the Company’s internal control over financial reporting is considered effective.

Based on management’s evaluation, the Vice Chairman and Chief Executive Officer and Vice President and Chief Financial Officer concluded that the Company’s internal control over financial reporting was effective as of December 31, 2011.  There were no material weaknesses identified by management as of December 31, 2011.

The Company’s internal control over financial reporting as of December 31, 2011 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited the Company’s consolidated financial statements for the year ended December 31, 2011.  Deloitte & Touche LLP issued an unqualified opinion on the effectiveness of our internal control over financial reporting.

Joseph D. Quarin (signed)	Thomas Cowee (signed)
Vice Chairman and Chief Executive Officer	Vice President and Chief Financial Officer

Management’s Responsibility for Financial Statements

The consolidated financial statements of Progressive Waste Solutions Ltd. (the “Company”) are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America.  The consolidated financial statements include amounts that are based on estimates and judgments which management has determined to be reasonable and presented fairly in all material respects.

The Company maintains systems of internal accounting and administrative controls.  These systems are designed and operated effectively to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are properly accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements.  The Board of Directors carries out this responsibility principally through their Audit Committee.

The Audit Committee is appointed by the Board of Directors and is comprised entirely of non-management directors. The Audit Committee meets periodically with management and the Company’s external auditors to discuss auditing, internal controls, accounting policy and financial reporting matters. The Audit Committee reviews the consolidated financial statements with both management and the external auditors and reports its findings before the consolidated financial statements are approved by the Board of Directors.

The consolidated financial statements have been audited by Deloitte & Touche LLP, the Company’s external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

Joseph D. Quarin (signed)	Thomas Cowee (signed)
Vice Chairman and Chief Executive Officer	Vice President and Chief Financial Officer

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Progressive Waste Solutions Ltd.

We have audited the internal control over financial reporting of Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.) and subsidiaries (the “Company”) as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated March 2, 2012 expressed an unqualified opinion on those financial statements.

“Deloitte & Touche LLP”

Independent Registered Chartered Accountants

Licensed Public Accountants

March 2, 2012

Toronto, Canada

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Progressive Waste Solutions Ltd.

We have audited the accompanying consolidated financial statements of Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)  and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2011 and December 31, 2010, and the consolidated statements of operations and comprehensive income or loss, cash flows and equity for each of the years in the two-year period ended December 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Progressive Waste Solutions Ltd. and subsidiaries as at December 31, 2011 and December 31, 2010 and the results of their operations and cash flows for each of the years in the two-year period ended December 31, 2011 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

“Deloitte & Touche LLP”

Independent Registered Chartered Accountants

Licensed Public Accountants

March 2, 2012

Toronto, Canada

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Consolidated Balance Sheets (“Balance Sheet”)

December 31, 2011 and December 31, 2010 (stated in accordance with accounting principles generally accepted in the United States of America (“U.S.”) and in thousands of U.S. dollars except issued and outstanding share amounts)

	December 31,	December 31,
	2011	2010
ASSETS
CURRENT
Cash and cash equivalents	$14,143	$13,406
Accounts receivable (Note 7)	212,099	207,098
Other receivables	414	472
Prepaid expenses	31,484	27,254
Restricted cash (Note 8)	452	434
Other assets (Note 14)	1,972	1,928
	260,564	250,592

OTHER RECEIVABLES	376	806
FUNDED LANDFILL POST-CLOSURE COSTS (Note 17)	9,200	8,949
INTANGIBLES (Note 9)	257,731	272,082
GOODWILL (Note 10)	774,409	1,081,868
LANDFILL DEVELOPMENT ASSETS	15,869	12,174
DEFERRED FINANCING COSTS (Note 11)	19,983	21,157
CAPITAL ASSETS (Note 12)	776,058	758,287
LANDFILL ASSETS (Note 13)	958,792	975,691
INVESTMENT IN EQUITY ACCOUNTED INVESTEE (Note 22)	3,973	4,117
OTHER ASSETS (Note 14)	649	4,764
	$3,077,604	$3,390,487

LIABILITIES
CURRENT
Accounts payable	$115,292	$100,181
Accrued charges (Note 15)	124,496	136,629
Dividends payable	14,540	15,296
Income taxes payable	10,693	14,425
Deferred revenues	17,645	20,378
Current portion of long-term debt (Note 16)	1,500	1,500
Landfill closure and post-closure costs (Note 17)	9,468	8,229
Other liabilities (Note 14)	3,484	6,091
	297,118	302,729

LONG-TERM DEBT (Note 16)	1,311,593	1,258,159
LANDFILL CLOSURE AND POST-CLOSURE COSTS (Note 17)	92,034	90,010
OTHER LIABILITIES (Note 14)	7,484	7,329
DEFERRED INCOME TAXES (Note 24)	76,234	85,665
	1,784,463	1,743,892

COMMITMENTS AND CONTINGENCIES (Note 21)

SHAREHOLDERS’ EQUITY (Note 18)
Common shares (authorized - unlimited, issued and outstanding - 118,040,683 (December 31, 2010 - 121,429,737))	1,824,231	1,878,286
Restricted shares (issued and outstanding - 252,150 (December 31, 2010 - 277,150))	(5,353)	(5,169)
Additional paid in capital	2,789	7,092
Accumulated deficit	(466,775)	(188,972)
Accumulated other comprehensive loss	(61,751)	(44,642)
Total shareholders’ equity	1,293,141	1,646,595
	$3,077,604	$3,390,487

James J. Forese (signed) - Non-Executive Chairman	Douglas Knight (signed) - Audit Committee Chair

The accompanying notes are an integral part of these consolidated financial statements.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Consolidated Statements of Operations and Comprehensive Income or Loss (“Statement of Operations and Comprehensive Income or Loss”)

For the years ended December 31, 2011 and 2010 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except share and net income or loss per share amounts)

	2011	2010

REVENUES	$1,840,096	$1,429,765
EXPENSES
OPERATING	1,094,067	839,973
SELLING, GENERAL AND ADMINISTRATION	218,600	192,865
RESTRUCTURING	1,609	5,180
GOODWILL IMPAIRMENT (Note 10)	360,557	—
AMORTIZATION	257,066	207,666
NET GAIN ON SALE OF CAPITAL ASSETS	(3,412)	(414)
OPERATING (LOSS) INCOME	(88,391)	184,495
INTEREST ON LONG-TERM DEBT	62,086	48,786
NET FOREIGN EXCHANGE (GAIN) LOSS	(73)	47
NET GAIN ON FINANCIAL INSTRUMENTS (Note 23)	(4,984)	(5,493)
OTHER EXPENSES	872	3,210
(LOSS) INCOME BEFORE INCOME TAX EXPENSE AND NET LOSS FROM EQUITY ACCOUNTED INVESTEE	(146,292)	137,945
INCOME TAX EXPENSE (Note 24)
Current	47,433	36,248
Deferred	2,315	19,410
	49,748	55,658
NET LOSS FROM EQUITY ACCOUNTED INVESTEE	96	118
NET (LOSS) INCOME	(196,136)	82,169

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	(12,520)	37,012
Derivatives designated as cash flow hedges, net of income tax $3,117 (2010 - ($1,217))	(5,790)	2,211
Settlement of derivatives designated as cash flow hedges, net of income tax ($646) (2010 - $46)	1,201	(86)
COMPREHENSIVE (LOSS) INCOME	$(213,245)	$121,306

NET (LOSS) INCOME - CONTROLLING INTEREST	$(196,136)	$74,105
NET INCOME - NON-CONTROLLING INTEREST	$—	$8,064
COMPREHENSIVE (LOSS) INCOME - CONTROLLING INTEREST	$(213,245)	$110,173
COMPREHENSIVE INCOME - NON-CONTROLLING INTEREST	$—	$11,133

Net (loss) income per weighted average share, basic (Note 18)	$(1.63)	$0.77
Net (loss) income per weighted average share, diluted (Note 18)	$(1.63)	$0.76
Weighted average number of shares outstanding (thousands), basic (Note 18)	120,683	96,451
Weighted average number of shares outstanding (thousands), diluted (Note 18)	120,683	107,479

The accompanying notes are an integral part of these consolidated financial statements.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Consolidated Statements of Cash Flows (“Statement of Cash Flows”)

For the years ended December 31, 2011 and 2010 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	2011	2010

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net (loss) income	$(196,136)	$82,169
Items not affecting cash
Restricted share expense	2,107	1,977
Write-off of landfill development assets	—	290
Accretion of landfill closure and post-closure costs (Note 17)	5,071	3,827
Goodwill impairment	360,557	—
Amortization of intangibles	49,559	34,673
Amortization of capital assets	131,088	100,559
Amortization of landfill assets	76,419	72,434
Interest on long-term debt (amortization of deferred financing costs) (Note 11)	6,035	4,672
Net gain on sale of capital assets	(3,412)	(414)
Net gain on financial instruments	(4,984)	(5,493)
Deferred income taxes	2,315	19,410
Net loss from equity accounted investee	96	118
Landfill closure and post-closure expenditures (Note 17)	(4,345)	(5,749)
Changes in non-cash working capital items (Note19)	(28,664)	(14,612)
Cash generated from operating activities	395,706	293,861
INVESTING
Acquisitions (Note 5)	(139,857)	(301,084)
Restricted cash deposits	(18)	(52)
Proceeds from other receivables	474	554
Funded landfill post-closure costs	(381)	(285)
Purchase of capital assets	(112,348)	(97,647)
Purchase of landfill assets	(58,665)	(44,994)
Proceeds from the sale of capital assets	5,925	3,001
Proceeds from asset divestitures (Note 6)	—	23,753
Investment in landfill development assets	(6,428)	(2,929)
Cash utilized in investing activities	(311,298)	(419,683)
FINANCING
Payment of deferred financing costs	(4,811)	(16,226)
Proceeds from long-term debt	380,347	1,245,102
Repayment of long-term debt	(318,086)	(1,048,694)
Common shares issued, net of issue costs	—	(198)
Proceeds from the exercise of stock options (Note 18)	2,385	4,261
Repurchase of common shares (Note 18)	(79,326)	—
Purchase of restricted shares	(4,226)	(1,241)
Dividends paid to share and participating preferred share holders	(61,078)	(48,777)
Cash (utilized in) generated from financing activities	(84,795)	134,227
Effect of foreign currency translation on cash and cash equivalents	1,124	10
NET CASH INFLOW	737	8,415
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	13,406	4,991
CASH AND CASH EQUIVALENTS, END OF YEAR	$14,143	$13,406
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$14,142	$13,406
Cash equivalents	1	—
	$14,143	$13,406
Cash paid during the year for:
Income taxes	$49,509	$21,226
Interest	$59,289	$39,426

For information on non-cash transactions, refer to notes 5 and 18

The accompanying notes are an integral part of these consolidated financial statements.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Consolidated Statement of Equity (“Statement of Equity”)

For the year ended December 31, 2011 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Common	Restricted	Treasury	Additional paid in	Accumulated	Accumulated other comprehensive loss	Total
	shares	shares	shares	capital	deficit	(Note 18)	equity
Balance at December 31, 2010	$1,878,286	$(5,169)	$—	$7,092	$(188,972)	$(44,642)	$1,646,595
Net loss					(196,136)		(196,136)
Dividends					(60,646)		(60,646)
Restricted shares purchased		(4,226)					(4,226)
Restricted share expense				2,107			2,107
Vesting of restricted shares		4,042		(4,042)			—
Common shares issued on exercise of stock options	3,500			(1,115)			2,385
Common shares issued on exercise of warrants (Note 18)	750			(1,253)			(503)
Common shares acquired by U.S. long-term incentive plan (“LTIP”)			(3,188)				(3,188)
Deferred compensation obligation			3,188				3,188
Repurchase of common shares	(58,305)				(21,021)		(79,326)
Foreign currency translation adjustment						(12,520)	(12,520)
Derivatives designated as cash flow hedges, net of income tax						(5,790)	(5,790)
Settlement of derivatives designated as cash flow hedges, net of income tax						1,201	1,201

Balance at December 31, 2011	$1,824,231	$(5,353)	$—	$2,789	$(466,775)	$(61,751)	$1,293,141

The accompanying notes are an integral part of these consolidated financial statements.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Consolidated Statement of Equity

For the year ended December 31, 2010 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Non- controlling	Common	Restricted	Treasury	Additional paid in	Accumulated	Accumulated other comprehensive loss	Total
	interest	shares	shares	shares	capital	deficit	(Note 18)	equity
Balance at December 31, 2009	$230,014	$1,082,950	$(3,928)	$—	$2,118	$(214,898)	$(80,710)	$1,015,546
Net income	8,064					74,105		82,169
Dividends	(4,006)					(48,179)		(52,185)
Restricted shares purchased			(1,241)					(1,241)
Restricted share expense					1,977			1,977
Common shares issued, net of issue costs and income tax		551,552						551,552
Common shares issued on exercise of stock options		6,643			(2,382)			4,261
Common shares issued on exchange of participating preferred shares (“PPSs”)	(237,141)	237,141						—
Stock options and warrants assumed on acquisition					4,950			4,950
Stock based compensation					429			429
Common shares acquired by U.S. LTIP				(2,153)				(2,153)
Deferred compensation obligation				2,153				2,153
Foreign currency translation adjustment	2,947						34,065	37,012
Derivatives designated as cash flow hedges, net of income tax	127						2,084	2,211
Settlement of derivatives designated as cash flow hedges, net of income tax	(5)						(81)	(86)
Balance at December 31, 2010	$—	$1,878,286	$(5,169)	$—	$7,092	$(188,972)	$(44,642)	$1,646,595

The accompanying notes are an integral part of these consolidated financial statements.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

1.   Organization

Effective May 2, 2011, Progressive Waste Solutions Ltd. (the “Company”) amalgamated with its parent IESI-BFC Ltd. and continued operating as Progressive Waste Solutions Ltd.  The Company was incorporated on May 20, 2009 under the provisions of the Business Corporations Act (Ontario).

The Company, through its operating subsidiaries, provides vertically integrated non-hazardous solid waste (“waste”) services to commercial, industrial, municipal and residential customers in Canada and the south and northeast U.S.

2.  Reporting Currency

The Company has elected to report its financial results in U.S. dollars to improve the comparability of its financial information with its peers.  Reporting its financial results in U.S. dollars also reduces foreign currency fluctuations in the Company’s reported amounts because the Company’s collection of assets and its operations are larger in the U.S. than they are in Canada.  The Company remains a legally domiciled Canadian entity and its functional currency is the Canadian dollar.  As a result, the Company’s financial position, results of operations, cash flows and equity are initially translated to, and consolidated in, Canadian dollars using the current rate method of accounting.  The Company’s consolidated Canadian dollar financial position is further translated from Canadian to U.S. dollars applying the foreign currency exchange rate in effect at the consolidated balance sheet date, while the Company’s consolidated Canadian dollar results of operations and cash flows are translated to U.S dollars applying the average foreign currency exchange rate in effect during the reporting period.  The resulting translation adjustments are included in other comprehensive income or loss.  Translating the Company’s U.S. segment financial position, results of operations and cash flows into Canadian dollars, the Company’s functional currency, and re-translating these amounts to U.S. dollars, the Company’s reporting currency, has no translation impact on the Company’s consolidated financial statements (“financial statements”).  Accordingly, U.S. segment results retain their original values when expressed in the Company’s reporting currency.

3.  Summary of Significant Accounting Policies

These financial statements have been prepared in conformity with accounting principles generally accepted in the U.S. (“U.S. GAAP”), are stated in U.S. dollars, and reflect the following significant accounting policies.

Basis of presentation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Estimates and assumptions include the following: estimates of the Company’s allowance for doubtful accounts receivable;  future earnings, income tax and other estimates used in the annual, or step one and step two, test for impairment of goodwill; recoverability assumptions for landfill development assets; the useful life of capital and intangible assets; estimates and assumptions used in the determination of the fair value of contingent acquisition payments; accrued insurance reserves; projected landfill construction and development costs and estimated permitted airspace capacity consumed in the determination of landfill asset amortization; estimated landfill remediation costs; estimated closure and post-closure costs; various economic estimates used in the development of fair value estimates, including but not limited to interest and inflation rates; share based compensation and warrants, including a variety of assumptions used in the option pricing model; the fair value of financial instruments; realization of deferred income tax assets; and deferred income tax assets and liabilities.  Accordingly, results may differ significantly from these estimates.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid short-term money market investments that have an original term to maturity of three months or less.

Other receivables

Other receivables may include direct finance lease receivables.

Assets leased under terms that transfer substantially all of the benefits and risks and rewards of ownership to customers are accounted for as direct finance lease receivables.  Direct finance lease receivables are carried at cost and discounted at the underlying rate implicit in the lease.

The fair value of other receivables is estimated using a discounted cash flow analysis applying interest rates that management considers consistent with the credit quality of the borrower.  Other receivables are periodically reviewed for impairment and any resulting write-down to the net recoverable amount is recorded in the period in which impairment occurs.

Restricted cash

Cash received on the issuance of variable rate demand solid waste disposal revenues bonds (“IRBs”) is made available for certain purposes which may include some or all of the of following: landfill construction or equipment, vehicle and or container expenditures.  Cash received in advance of certain permitted expenditures is not available for general Company purpose or use.  Accordingly, restricted cash amounts are classified as restricted cash on the Company’s balance sheet.  Deposits and withdrawals of restricted cash amounts are recorded as an investing activity in the statement of cash flows.

Intangibles

Intangible assets include customer collection contracts, customer lists, non-competition agreements, transfer station permits and trade-names, and all are deemed to have finite lives.  Finite life intangibles are amortized on a straight-line basis as follows:

Customer collection contracts	Estimated contract term net of attrition
Customer lists	2-12 years
Non-competition agreements	2-5 years
Transfer station permits	10-25 years
Trade-names	2-13 years

Goodwill

Goodwill is not amortized and is tested annually for impairment or more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount.  Examples of such events or circumstances include: a significant adverse change in legal factors or in the business climate; an adverse action or assessment by a regulator; unanticipated or an increase in competition; a loss of key personnel; a more-likely-than-not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of; the testing for write-down or impairment of a significant asset group within a reporting unit; or the recognition of a goodwill impairment loss by a subsidiary that is a component of the reporting unit.  Goodwill is not tested for impairment when the assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination, the most recent fair value determination results in an amount that exceeded the carrying amount by a substantial margin, and based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood that a current fair value determination would be less than the current carrying amount of the reporting unit is remote.  The Company has identified its reporting units as its operating segments and the amount of goodwill assigned to each and methodology employed to make such assignments has been applied on a consistent basis.  With the acquisition of Waste Services, Inc. (“WSI”) in 2010, the Company added WSI’s Canadian operations to its Canadian segment and WSI’s U.S. operations to its U.S. south segment.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The impairment test is a two step test.  The first test requires the Company to compare the fair value of its reporting units to its carrying amount.  If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired.  However, if the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any.  The fair value of goodwill is determined in the same manner as the value of goodwill determined in a business combination, whereby the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill.  Fair value is the amount at which an item can be bought or sold in a current transaction between willing parties, that is, other than in a forced sale or liquidation.  In determining fair value, the Company has utilized a discounted future cash flow approach.  Additional measures of fair value are also considered by the Company.  Accordingly, the Company compares fair values determined using a discounted future cash flow approach to other fair value measures which may include some or all of the following: market multiple approach, offers from potential suitors, where available, or appraisals.  There may be circumstances where an alternative method to determine fair value is a more accurate measure.  A prolonged recession, loss of business or loss of an operating permit could render goodwill impaired and could have a material adverse effect on the Company’s financial condition and operating performance.

The Company’s annual impairment test was completed on April 30, 2011, at which time the Company determined that the fair value of its Canadian and U.S. south reporting units substantially exceeded their carrying amounts while the fair value of the northeast reporting unit exceeded its carrying amount by a marginal amount. At September 30, 2011, the Company re-performed step one of the goodwill impairment test for its northeast reporting unit due to the existence of impairment indicators and concluded that the carrying amount of the U.S. northeast reporting unit was in excess of its fair value.  At that time, the Company also concluded that in light of the weak economic outlook and increase in competition that it was more likely than not that impairment existed.  Accordingly, the Company commenced step two of the impairment test which compared the implied fair value of the reporting units’ goodwill with its carrying amount.  The Company concluded the second step of the impairment test in the fourth quarter of 2011 and recorded an impairment loss to the Company’s statement of operations and comprehensive income or loss (Note 10).

Landfill development assets

Landfill development assets represent costs incurred to develop landfills, including costs to obtain new landfill or landfill expansion permits.  Landfill development assets are capitalized to landfill assets once the asset is available for use.  Once capitalized to landfill assets, these costs are amortized in accordance with the Company’s landfill asset accounting policy.  Management periodically reviews the carrying values of landfill development assets for impairment.  Any resulting write-down to fair value is recorded in the period in which the impairment occurs and is recorded to operating expense on the Company’s statement of operations and comprehensive income or loss.

Deferred financing costs

Deferred financing costs represent fees and costs incurred to secure or amend long-term debt facilities which are deferred and amortized over the term of the underlying debt instrument.  Amortization of deferred financing costs is recorded to interest on long-term debt in the Company’s statement of operations and comprehensive income or loss.

Capital assets

Capital assets are recorded at cost and, with the exception of land and land improvements, are amortized over their estimated useful lives on a straight-line basis as follows:

Buildings and improvements	10-40 years
Vehicles and equipment	3-10 years
Containers and compactors	5-10 years
Furniture, fixtures and computer equipment	3-10 years

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The historical cost of acquiring an asset includes the cost incurred to bring it to the condition and location necessary for its intended use, which may include interest costs attributable to the construction and development of certain assets.  The Company ceases to capitalize interest once the construction and development effort is complete and the asset is available for use.  Interest is capitalized applying a rate equal to the Company’s weighted average cost incurred on long-term debt in the year of capitalization.  Construction and development activities undertaken in Canada and the U.S. incur interest at the rate of interest applicable to each region. Capitalized costs and interest amounts are amortized over the asset’s intended useful life.

Landfill assets

Landfill assets represent the cost of landfill airspace, which includes original acquisition cost and landfill construction and development costs, including gas collection systems installed during the operating life of the site.  Landfill assets also include capitalized landfill closure and post-closure costs, net of accumulated amortization.

Interest is capitalized on certain landfill construction and development activities prior to the landfill asset being available for use and is capitalized applying a rate equal to the Company’s weighted average cost of long-term debt in the year of capitalization.  Construction and development activities undertaken in Canada and the U.S. incur interest at the rate of interest applicable to each region.

The original acquisition cost of landfill assets, together with incurred and projected landfill construction and development costs and capitalized interest, is amortized on a per unit basis as landfill airspace is consumed.  Capitalized landfill closure and post-closure costs are amortized immediately as the capitalized amounts are deemed to have no future benefit.

At least annually, management updates landfill capacity estimates and projected landfill construction and development costs.  The impact of changes in capacity and construction cost estimates is accounted for prospectively.

Total available disposal capacity for the purpose of amortizing landfill assets represents the sum of estimated permitted airspace capacity (having received the final permit from the governing authorities) plus future permitted airspace capacity, which represents an estimate of airspace capacity that management believes is probable of being permitted based on the following criteria:

•            Personnel are actively working to obtain the permit or permit modifications necessary for expansion of an existing landfill, and progress is being made on the project;

•            It is probable that the required approvals will be received within the normal application and processing periods for approvals in the jurisdiction in which the landfill is located;

•            The Company has a legal right to use or obtain land associated with the expansion plan;

•            There are no significant known political, technical, legal or business restrictions or issues that could impair the success of the expansion effort;

•            Management is committed to pursuing the expansion; and

•            Additional airspace capacity and related costs have been estimated based on the conceptual design of the proposed expansion.

The Company and its predecessors have been successful in receiving approvals for expansions pursued; however, there can be no assurance that the Company will be successful in obtaining approvals for landfill expansions in the future.

Investment in equity accounted investee

Investments in which the Company has joint control or significant influence over the strategic operating, investing and financing policies of an investee, are accounted for using the equity method of accounting.  The equity method of accounting requires the Company to record its initial investment at cost.  The carrying value of the Company’s initial investment is subsequently adjusted to include its pro rata share of post-acquisition earnings from the investee, reflecting adjustments similar to those made in preparing consolidated financial statements, which is included in the Company’s determination of net income or loss.  In addition, the Company’s investment also reflects loans and advances, including amounts accruing thereon, its share of capital transactions, changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post-acquisition periods.  Dividends received or receivable from the Company’s investee reduces the carrying value of the Company’s investment.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Accrued insurance

The Company is self-insured for certain general, auto liability and workers’ compensation claims.  Stop-loss insurance coverage is maintained for claims in excess of $250 or $500, depending on the policy period in which the claim occurred.  Self-insurance accruals are based on reported claims and claims incurred but not reported.  The Company engages independent actuaries in its assessment of insurance accruals and considers its historical claims experience in the determination of its accrued amounts.  Changes in the Company’s claims history, including amounts or frequency, that increase or decrease the insurance accrual are recorded to the statement of operations and comprehensive income or loss in the period in which the change occurs.  The Company makes various estimates in its determination of its self insurance accruals.  Changes in these estimates could result in significant changes to accrued insurance amounts.

Landfill closure and post-closure costs

Costs associated with capping, closing and monitoring the landfill, or portions thereof, after it ceases to accept waste are recognized at fair value over the landfill’s operating life which represents the period over which waste is accepted at the site.  The Company develops estimates for landfill closure and post-closure costs with input from its engineers and landfill and accounting personnel.  Estimates are reviewed at least once annually and consider amongst other things the various regulations that govern each facility.  Revenues derived from the Company’s landfill gas to energy facilities do not reduce the Company’s closure and post-closure cost estimates.

Quoted market prices are not available to fair value landfill closure and post-closure costs.  Accordingly, the Company estimates the fair value of landfill closure and post-closure costs using present value techniques that consider and incorporate assumptions and considerations marketplace participants would use in the determination of these estimates, including inflation, markups, inherent uncertainties due to the timing of work performed, information obtained from third parties, quoted and actual prices paid for similar work and engineering estimates.  Inflation assumptions are based on management’s understanding of current and future economic conditions and the expected timing of expenditures.  An inflation factor of 2.0% (December 31, 2010 — 2.0%) and 2.5% (December 31, 2010 — 2.5%) has been used in the derivation of fair value estimates for the Company’s Canadian and U.S. landfill closure and post-closure cost obligations, respectively.  Fair value estimates are discounted back applying the credit adjusted risk free rate, which is the rate of interest that is essentially free of default risk, plus an adjustment for the Company’s credit standing.

The credit adjusted risk free rate considers current and future economic conditions and the expected timing of expenditures.  Accordingly, the Company has discounted landfill closure and post-closure costs using credit adjusted risk free rates between 4.6% and 9.5% in Canada (December 31, 2010 — 5.4% and 9.5%) and 4.5% and 7.2% (December 31, 2010 — 5.7% and 7.2%) in the U.S.  Due to the inherent uncertainty in making these estimates, actual results could differ significantly.  In isolation, a change in the Company’s credit standing does not change previously recorded closure and post-closure obligations, but this change would impact subsequent fair value calculations.

Reliable estimates of market risk premiums are not available as there is no existing market for selling the responsibility of landfill closure and post-closure activities.  Accordingly, the Company has excluded any estimate of market risk premiums in the fair value determination of landfill closure and post-closure costs.

Upward revisions to estimated closure and post-closure costs are discounted using the current credit adjusted risk free rate.  Downward revisions to estimated closure and post-closure costs are discounted using the credit adjusted risk free rate when the estimated closure and post-closure costs were originally recorded or a weighted average credit adjusted risk free rate if the period of original recognition cannot be identified.

The Company records the estimated fair value of landfill closure and post-closure costs as airspace is consumed.  The total obligation will be fully accrued, net of accretion, at the time these facilities cease to accept waste and are closed.

Accretion represents an increase in the carrying amount of landfill closure and post-closure cost accruals due to the passage of time and is recognized as an operating expense in the statement of operations and comprehensive income or loss.  Accretion expense continues to be recognized post waste acceptance.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Maintenance activities including: environmental monitoring, mowing and fertilizing, leachate management, well monitoring, buffer maintenance, landfill gas to energy collection and flaring systems, and other activities, are charged to operating expenses during the operating life of the landfill.  These same costs are estimated and included in the Company’s landfill post-closure accruals for all activities that occur subsequent to the landfill’s operating life.  Maintenance activities are generally required for a period of 30 years post waste acceptance.

Income taxes

Deferred income taxes are calculated using the liability method of accounting. Deferred income tax assets and liabilities represent differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.  The effect of a change in tax rates on deferred income tax assets and liabilities is recorded to operations in the period in which the change in tax rate occurs.  Unutilized tax loss carryforwards that are not likely to be realized are reduced by a valuation allowance in the determination of deferred income tax assets.  Uncertain tax positions are recognized when it is more likely than not that the tax position will be sustained upon examination based on its technical merits.  The Company recognizes interest related to uncertain tax positions and penalties in current income tax expense.

Revenues

Revenues consist primarily of waste collection fees earned from commercial, industrial, municipal and residential (“collection”) customers and transfer and landfill disposal fees charged to third parties.  The Company recognizes revenues when the service is provided, persuasive evidence of an arrangement exists, ultimate collection is reasonably assured and the price is determinable.  The Company’s revenues are not derived from multiple deliverables.  Revenue is recognized upon the collection of waste for collection customers under contractual service agreements.  Revenue earned from transfer and landfill disposal fees charged to third parties is recognized upon the receipt of waste at the Company’s facilities.  The Company also earns revenue from the collection and sale of recycled materials and generation of electric power.  Revenue earned from the collection of recycled materials is recognized when materials are collected while revenue recognized on the sale of recycled materials is generally recognized when the material is delivered to the purchaser.  Revenue earned from the sale of electric power or methane gas is under contract and is recognized when the supply of electricity or methane gas is delivered to the purchaser.

Tax assessed by governmental authorities on revenue-producing transactions between the Company and its customers is excluded from revenues presented in the statement of operations and comprehensive income or loss.

Deferred revenue relates to long-term collection contracts, under which advanced billing occurs, or cash received prior to the service being performed.

Acquisitions

The Company accounts for acquisitions using the acquisition method of accounting and allocates the purchase price to the fair value of identifiable assets acquired and liabilities assumed.  The purchase price is further allocated to the fair value of non-controlling interest.  Goodwill is recognized as the excess of the fair value of consideration, including any amount of non-controlling interest in the acquired company, over the acquisition date fair values of the net assets acquired, subject to certain exceptions.  If aggregate consideration is less than the net assets acquired, a gain is recognized to net income or loss on the date of acquisition.

The allocation of the purchase price may require adjustment when information is absent and fair value allocations are presented on an estimated or preliminary basis.  Subsequent adjustments to estimated or preliminary amounts within the measurement period are recorded retrospectively to the purchase price allocation to reflect new information obtained about facts and circumstances that existed at the date of acquisition.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Certain of the Company’s purchase and sale agreements contain contingent consideration provisions.  For acquisitions completed subsequent to January 1, 2009, purchase price allocation adjustments resulting from contingent consideration provisions are required when additional information is obtained subsequent to the date of acquisition that existed at the date of acquisition.  Contingent consideration is initially recorded at fair value on the date of acquisition.  Purchase price allocation adjustments are permitted, but are limited to the measurement period, which is the earlier of the date on which all facts and circumstances that existed at the date acquisition are known or are determined to not be obtainable, and one year from the acquisition date.  Changes in events that occur subsequent to the date of acquisition are not permissible measurement period adjustments.  Changes in the fair value of contingent consideration classified as equity are not re-measured, but their subsequent settlement is recorded to shareholders’ equity.  A change in the fair value of contingent consideration classified as an asset or liability is measured at fair value and recorded to net income or loss.

Contingent consideration for acquisitions completed prior to January 1, 2009, which could be reasonably estimated at the date of acquisition and the outcome of which could be determined beyond a reasonable doubt was recognized at fair value and included in the purchase price allocation.  Consideration which is contingent on maintaining or achieving specified revenue or earnings levels, satisfying representations and warranties, achieving specified tonnage thresholds, in the case of acquired landfills, or receiving approval from regulatory authorities for landfill expansion, is recognized as an adjustment to the purchase price allocation when the contingency is resolved and the additional consideration is issued or becomes issuable.

The acquisition date is the date the Company obtains control and is generally the date the Company obtains legal title to the net assets acquired.  To be recognized at the date of acquisition, assets and liabilities must meet their fundamental definitions.  Contingencies existing before or on the date of acquisition are recognized at their fair values if they can be reliably measured.  The Company recognizes acquisition and related costs in the period incurred and records these costs to selling general and administration expense in the statement of operations and comprehensive income or loss.  Costs associated with the issuance of long-term debt are capitalized to deferred financing costs and amortized over the period of the underlying debt, while equity issue costs are recorded against common shares on the Company’s balance sheet.

Advertising costs

Advertising costs of $3,412 (2010 - $3,256) are expensed as incurred and included in selling, general and administration expenses in the statement of operations and comprehensive income or loss.

Royalties

Certain of the Company’s purchase and sale agreements contain provisions that require the Company to make royalty payments.  Royalty payments, and accrued amounts payable, are recorded to operating expenses on the statement of operations and comprehensive income or loss as incurred.

Costs associated with exit activities

The Company records employee termination benefits that represent a one-time benefit accruing to an employee as an expense when management approves and commits to a plan of termination and communicates the termination arrangement to the employee.  Expenses may be recorded in future periods if employees are required to provide future services in order to receive the termination benefits.  A liability for costs to terminate a contract before the end of its term is recognized when the Company terminates the contract.  Other costs associated with an exit activity may include costs to consolidate or close facilities and relocate employees, which are expensed as incurred.

Impairment of long-lived assets

An impairment loss is recognized when events or circumstances indicate that the carrying amount of a long-lived asset is not recoverable and exceeds its fair value.  Any resulting impairment loss is recorded in the period in which the impairment occurs.  The Company has not recorded an impairment of long-lived assets in the current or comparative year.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Non-controlling interest

Non-controlling interest represented a direct non-controlling equity interest in the Company through IESI Corporation’s (“IESI”) PPS holdings.  The non-controlling interest was entitled to dividends that were economically equivalent to dividends declared and paid by the Company to its shareholders.  PPSs were recorded at their exchange amount, which was measured at the weighted average trading price of the Company’s issued equity at the date of issuance.  The weighted average trading price represented the average price of the Company’s issued equity calculated for a reasonable period before and after the IESI acquisition was agreed to and subsequently announced.  An exchange of a PPS into a share of the Company was recorded at the carrying value of the PPS at issuance net of net income or loss and dividends attributable to the PPS to the date of exchange for the period prior to January 1, 2009.  Subsequent to January 1, 2009, an exchange of a PPS into a share of the Company was recorded at the carrying value of the PPS at issuance net of net income or loss, other comprehensive income or loss, and dividends attributable to a PPS to the date of exchange.

Share based compensation

Share based options

With the exception of stock options assumed on the acquisition of WSI, the Company has issued all share based options with stock appreciation rights.  Stock appreciation rights give the holder the right to surrender to the Company all or a portion of an option in exchange for cash equal to the excess of the fair market value, defined as the five day volume weighted average trading price of a share, over the option’s exercise price.

Stock appreciation rights are measured at fair value on the date of grant and are re-measured at fair value at each balance sheet date until their date of settlement.  The Company considers estimated forfeitures in the determination of fair value.  Changes to estimated forfeitures are recorded as a selling, general and administration expense in the period in which the change occurs.  Additionally, changes in the fair value of share based options are recorded to selling, general and administration expense in the statement of operations and comprehensive income or loss.  The Company has elected to recognize compensation expense on a straight line basis over the requisite service period for the entire award.

The stock options assumed on the acquisition of WSI were fully vested and measured at fair value on the date of closing.

The Company uses the Black-Scholes-Merton option pricing model which requires the input of several variables.  These variables include the estimated length of time employees will retain their options before exercising them and the expected volatility of the Company’s share price.  Changes in these variables can materially affect the estimated fair value of share based compensation and, consequently, the related amount recognized in selling, general and administration expense on the statement of operations and comprehensive income or loss.

Restricted shares

Compensation related to restricted shares is recognized over the period in which employee services are rendered.  Restricted shares with graded vesting schedules are viewed as separate awards and each is accounted for separately over the employee service period to the date of vesting.  Restricted shares are initially recorded to shareholders’ equity at the fair value of the shares on the date of grant and the related expense is recorded to selling, general and administration expense as the employee service period is satisfied.

Shares held by a rabbi trust

Common shares held in a rabbi trust are classified as treasury shares.  Shares of the Company acquired for the benefit of its U.S. LTIP participants are held in a rabbi trust.  A rabbi trust, as a grantor trust, requires that the assets held in the trust be available to satisfy the claims of general creditors in the event of bankruptcy.  The deferred compensation obligation is recorded to restricted shares as a component of shareholders’ equity and subsequent changes in the fair value of the shares are not recognized in either treasury stock or deferred compensation obligations.  As U.S. LTIP participants draw shares of the Company from the rabbi trust, both the deferred compensation obligation and shares acquired by the U.S. LTIP reduce by a similar amount.  The rabbi trust holds no other investments.

Warrants

The warrants assumed on the acquisition of WSI were fully vested and measured at fair value on the date of closing using the Black-Scholes-Merton option pricing model.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Financial instruments

Derivatives, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contract, subject to certain exceptions, are measured at fair value, even when they are part of a hedging relationship.

Gains or losses on financial instruments measured at fair value are recognized in the statement of operations and comprehensive income or loss in the periods in which they arise, with the exception of gains and losses on certain financial instruments that are part of a designated hedging relationship, and are presented as other assets or other liabilities on the Company’s balance sheet.  Gains or losses on financial instruments designated as hedges are recognized in other comprehensive income or loss.

Derivatives are financial instruments or other contracts that embody all of the following characteristics:

•                  their value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable (sometimes called the “underlying”), provided that, in the case of a non-financial variable, the variable is not specific to a party to the contract;

•                  they require no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and

•                  they are settled at a future date.

The Company enters into various types of derivative financial instruments, which may include some or all of the following: interest rate swaps, commodity swaps, foreign currency exchange agreements, or old corrugated cardboard hedges.

Embedded derivatives are components of a hybrid (combined) instrument that also includes a non-derivative host contract.  The result is that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative.  An embedded derivative causes some or all of the cash flows that would otherwise be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable, provided that, in the case of a non-financial variable, the variable is not specific to a party to the contract.  An embedded derivative is separated from its host contract when all of the following conditions are met:

•                  the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;

•                  the separated instrument would meet the definition of a derivative; and

•                  the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in net income.

Any gains or losses on embedded derivatives are recorded in the statement of operations and comprehensive income or loss as a gain or loss on financial instruments and are presented as other assets or other liabilities on the Company’s balance sheet.

Hedges

Hedges modify the Company’s exposure to one or more risks by creating an offset between changes in the fair value of, or the cash flows attributable to, the hedged item and the hedging item.  Hedge accounting ensures that counterbalancing gains, losses, revenues and expenses are recognized in net income or loss in the same period or periods.  In addition, hedge accounting is only applied when gains, losses, revenues and expenses on a hedging item would otherwise be recognized in net income or loss in a different period than the hedged item.

The application of hedge accounting is at the option of the Company; however, hedge accounting can only be applied when, at the inception of the hedging relationship the Company has met or satisfied the following conditions:

•                  the nature of the specific risk exposure or exposures being hedged has or have been identified in accordance with the Company’s objective and strategy;

•                  the Company has designated that hedge accounting will be applied to the hedging relationship; and

•                  the Company has formally documented its risk management objective, its strategy, the hedging relationship, the hedged item, the related hedging item, the specific risk exposure or exposures being hedged, the term of the hedging relationship, and the method for assessing the effectiveness of the hedging relationship.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

In addition, both at the inception of the hedging relationship, and throughout its term, the Company has to be reasonably certain that the relationship will be effective and consistent with its originally documented risk management objective and strategy.  Hedge effectiveness represents the extent to which changes in the fair value or cash flows of a hedged item relating to a risk being hedged, and arising during the term of a hedging relationship, are offset by changes in the fair value or cash flows of the corresponding hedging item related to the risk being hedged and arising during the same period.  Accordingly, the effectiveness of the hedging relationship must be reliably measurable, the hedging relationship must be assessed on a regular periodic basis over its term to determine that it has remained, and is expected to continue to be, effective, and in the case of a forecasted transaction, it is probable that the transaction will occur.

Fair value hedges, hedge the exposure to changes in the fair value of: a recognized asset or liability; an unrecognized firm commitment; or, an identified portion of such an asset, liability or firm commitment.  The Company has no fair value hedges.

Cash flow hedges, hedge the exposure to variability in cash flows associated with: a recognized asset or liability; a forecasted transaction; or, a foreign currency risk in an unrecognized firm commitment.  The gain or loss on the hedging item that is determined to be an effective hedge is recognized in other comprehensive income or loss and the ineffective portion of the gain or loss is recognized on the Company’s statement of operations and comprehensive income or loss as a net gain or loss on financial instruments.

The Company discontinues hedge accounting when a hedging relationship ceases to satisfy the conditions of hedge accounting, including: the maturity, expiry, sale, termination, cancellation or exercise, of the hedging item or hedged item; the anticipated transaction will not occur within the documented time period or within an additional two month period thereafter; the Company terminates its designation of the hedging relationship; or, the hedging relationship ceases to be effective.  When a hedging item ceases to exist or it is determined that the anticipated transaction will not occur, amounts recognized in other comprehensive income or loss are recognized in net income or loss.  If the Company terminates its designation of the hedging relationship or the hedging relationship ceases to be effective, amounts recorded to other comprehensive income or loss in previous periods are not reversed, while amounts arising subsequently are recorded on the Company’s statement of operations and comprehensive income or loss as a net gain or loss on financial instruments.  Amounts that were recorded to other comprehensive income or loss in previous periods that were not reversed are recorded as a net gain or loss on financial instruments in the same period or periods as the hedged transaction affects net income.

Foreign currency translation

The Company’s functional currency is the Canadian dollar.  Accordingly, its financial position, results of operations, cash flows and equity are initially consolidated in Canadian dollars.  The Company has concluded that its U.S. segments are self-sustaining foreign operations which are translated applying the current rate method.  Applying this method, assets and liabilities are translated to Canadian dollars from their functional currency using the exchange rate in effect at the balance sheet date.  Revenues and expenses are translated to Canadian dollars at the average monthly exchange rates.  The resulting translation adjustments are included in other comprehensive income or loss and are only included in net income or loss when the Company realizes a reduction in its foreign operations investment.  Gains or losses on foreign currency balances or transactions that are designated as hedges of a net investment in self-sustaining foreign operations are offset against exchange gains or losses included in other comprehensive income or loss.

The Company has elected to report its financial results in U.S. dollars.  The Company’s balance sheet is subsequently translated from Canadian to U.S. dollars at the foreign currency exchange rate in effect at the balance sheet date.  The statements of operations and comprehensive income or loss and statement of cash flows are translated to U.S dollars applying the average foreign currency exchange rate in effect during the reporting period.  The resulting translation adjustments are included in other comprehensive income or loss.

Disposal of long-lived assets and discontinued operations

Long-lived assets, to be disposed of other than by sale, such as abandonment or exchange for similar productive long-lived assets, are classified as held and used until the disposal transaction occurs.  Long-lived assets held for sale are carried at the lower of their carrying amount or fair value less cost to sell.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

4.  Changes in Accounting Policies

Improving Fair Value Measurements and Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued additional disclosure guidance aimed at improving fair value measurements and disclosures.  This amending guidance sets forth new disclosures which include the following: disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurement categories accompanied by a description of the reasons for the transfers, a reconciliation of fair value measurements for items included in Level 3 presenting separately information about purchases, sales, issuances and settlements on a gross rather than net basis, disclosure of fair value measurements for each class of assets and liabilities, and disclosure of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements (Level 2 and Level 3).  For the Company, this guidance was effective January 1, 2010, except for the disclosure of purchases, sales, issuances and settlements in the reconciliation for Level 3 fair value measurements, which became effective January 1, 2011.  This guidance did not have a significant impact on the Company’s financial statements.

Disclosure of Supplementary Pro Forma Information for Business Combinations

In December 2010, FASB issued additional business combinations guidance pertaining to the disclosure of pro forma revenue and earnings.  The additional guidance specifies that if a public entity presents comparative financial statements, the entity should only disclose pro forma revenue and earnings of the combined entity for the business combination(s) that occurred during the current year as if they had occurred at the beginning of the reporting period in the comparative year.  The amendments also expand the supplemental pro forma disclosures which requires a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in reported pro forma revenue and earnings.  For the Company, this guidance became effective prospectively for business combinations occurring on or after January 1, 2011 and early adoption was permitted.  This guidance did not have a significant impact on the Company’s financial statements.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”)

In May 2011, FASB issued amendments to change the wording used to describe the requirements for measuring fair value and for disclosing information about fair value measurements, including enhanced disclosures about the assumptions used in fair value measurements.  These amendments result in common fair value measurement and disclosure requirements between U.S. GAAP and IFRS.  The amendments are applicable prospectively.  For the Company, this guidance is effective January 1, 2012 and early adoption is not permitted.  This guidance is not expected to have a significant impact on the Company’s financial statements.

Presentation of Comprehensive Income

In June 2011, FASB issued amendments to the presentation of comprehensive income.  The amendments give an entity the option to present comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In either instance, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income.  An entity is also required to present on the face of the financial statements adjustments for items reclassified from other comprehensive income to net income and present these adjustments with the components of net income and other comprehensive income.  In December 2011, FASB indefinitely deferred this second requirement. The amendments are to be applied retrospectively and are effective for the Company on January 1, 2012.  Early adoption is permitted.  This guidance is not expected to have a significant impact on the Company’s financial statements.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Intangibles — Goodwill and Other: Testing Goodwill for Impairment

In September 2011, FASB issued amendments to the testing of goodwill for impairment.  The amendment provides an entity with the option to qualitatively assess factors to determine if it is more likely than not that the fair value of a reporting unit exceeds its carrying amount.  If an entity’s qualitative assessment concludes that it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, then the entity is not required to perform step one of the two-step impairment test.  However, if an entity’s assessment concludes otherwise, the entity is required to perform the first step of the two-step impairment test which requires the entity to calculate the fair value of the reporting unit and compare it to its carrying amount.  The amendments also provide the entity with the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step impairment test.  An entity may resume the qualitative assessment in any subsequent period.  The amendments are effective for the Company’s annual and, if necessary, interim impairment tests performed after December 31, 2011.  This guidance is not expected to have any impact on the Company’s financial statements.

5.  Acquisitions

For the year ended December 31, 2011, the Company acquired all of the issued and outstanding shares of one waste collection company in each of Canada and the U.S. south. In addition, the Company acquired all of the waste collection assets, including various current assets and liabilities, of 12 waste management companies, seven in the U.S. south, three in the U.S. northeast, and two in Canada, each of which constitutes a business.

For the year ended December 31, 2010, the Company acquired all of the issued and outstanding common shares of two waste collection companies in the U.S. south.  In addition, the Company acquired all of the waste collection assets, including various current assets and liabilities, of 12 waste management companies, one in Canada, seven in the U.S. south and four in the U.S northeast, each of which constitutes a business.

The Company considers each of these acquisitions “tuck-ins”.  Tuck-ins represent the acquisition of solid waste collection and or disposal assets in markets where the Company has existing operations.  Goodwill arising from these tuck-in acquisitions is largely attributable to assembled workforces and to expected synergies resulting from personnel and operating overhead reductions, disposal advantages or the deployment of market focused strategies.  Pro forma revenues and net income for these acquisitions have not been disclosed as the acquired companies are immaterial both individually and in the aggregate.  The allocations of certain current year purchase prices are absent final fair value adjustments.  The results of these acquisitions have been included in the financial statements of the Company from their dates of closing.

Payment of contingent consideration, for acquisitions completed prior to 2009, resulting from meeting various business performance targets is also subject to final adjustment.  Final fair value adjustments occurring during the measurement period that change the fair value of certain assets or liabilities are recorded to the original purchase price allocation.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Cash consideration paid for tuck-in acquisitions, and the preliminary fair value allocations to net assets acquired for certain current year acquisitions, is as follows:

December 31

	2011	2010

Consideration
Cash, including holdbacks (as applicable)	$148,272	$306,628

Net assets acquired
Accounts receivable	6,315	15,238
Intangibles (Note 9)	37,262	55,489
Goodwill (Note 10)	57,976	60,516
Capital assets	43,449	70,493
Landfill assets	—	128,432
Accounts payable	(5,205)	(6,796)
Landfill closure and post-closure costs	—	(3,525)
Deferred income taxes	8,475	(13,219)
Total net assets acquired	$148,272	$306,628

Consideration by segment (including holdbacks (as applicable))
Canada	$3,602	$48,783
U.S. south	128,781	246,415
U.S. northeast	15,889	11,430
Total consideration	$148,272	$306,628

Goodwill recorded by segment
Canada	$2,139	$1,381
U.S. south	48,884	55,440
U.S. northeast	6,953	3,695
Total goodwill	$57,976	$60,516

Goodwill amounting to $51,699 (2010 - $24,546) is expected to be deductible for tax purposes.

In connection with a share acquisition completed in the third quarter of 2010, the Company has subsequently elected under section 338(h)(10) of the Internal Revenue Code to deem the acquisition as a sale of assets for tax purposes.  In this regard, the Company has borne the tax burden accruing to the seller as a result of the election after determining that the present value of the future tax savings exceeds the cost payable to the seller for the step-up in basis.  Accordingly, during the year ended December 31, 2011 the Company paid the seller an additional $5,237 of cash consideration and recognized a $6,433 reduction to recorded goodwill and an increase in deferred tax assets of $11,670.  These amounts are included in the table above.

Investment in equity accounted investee

On January 4, 2010, the Company acquired a fifty percent equity interest in each of two waste management companies in Canada.  The Company applied the equity method of accounting for its interests in these two companies and considers this acquisition to be a “tuck-in”.  Goodwill arising from this acquisition is largely attributable to leveraging management, customers and processes to strengthen and grow each business, or certain portions thereof, beyond which each was capable of achieving had they operated separately.

Equity investment income or loss from this acquisition has been included in the Company’s financial statements from its date of closing.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Cash consideration paid by the Company for its fifty percent ownership interest and its fair value allocation to the net assets acquired was as follows:

December 31
2010

Consideration
Cash	$3,322

Net assets acquired
Accounts receivable	253
Intangibles	1,936
Goodwill	1,144
Capital assets	1,542
Accounts payable	(276)
Long-term debt	(759)
Deferred income taxes	(508)
Total net assets acquired	$3,332

At the date of acquisition the net book value of the net assets in the equity investee was $784 and goodwill amounting to $1,144 was not deductible for tax purposes.

Aggregate cash consideration

For the year ended December 31, 2011, aggregate cash consideration paid for “tuck-in” acquisitions completed in the year amounted to $139,683 (2010 - $304,817), which excludes holdbacks and cash payments due to sellers for achieving various business performance targets.

Transaction costs for acquisitions are included in selling, general and administration expenses for the year ended December 31, 2011 and amount to $1,880 (2010 - $3,046).

Contingent consideration

Contingent consideration paid in respect of acquisitions consummated prior to January 1, 2009 totaled $174 (2010 - $322) for the year ended December 31, 2011.

The Company typically holds back a portion of the payment due to sellers subject to meeting various business performance conditions.  These conditions are generally short term in nature and the Company has assessed the fair value of its obligation for payment as the full amount of the hold back.  In certain circumstances, the Company has also agreed to pay sellers additional amounts for meeting certain business performance targets which are longer in term.  The Company has assessed the fair value of its obligation for payment as the full amount of the additional consideration it expects to pay discounted back to the date of acquisition.  Holdback and additional amounts payable totaled $8,589 as at December 31, 2011 (December 31, 2010 - $5,869).

WSI

Effective July 2, 2010, the Company acquired all the issued and outstanding common shares of WSI in return for common shares in the Company.  All WSI common stock outstanding at the date of acquisition was cancelled, extinguished and automatically converted into the right to receive 0.5833 common shares of the Company and cash resulting from fractional shares.  The Company issued 27,971 shares of its common stock as consideration.

The fair value of consideration was calculated using the opening market price of the Company’s common shares quoted on the Toronto Stock Exchange (“TSX”) on July 2, 2010 multiplied by the total common shares issued to WSI stockholders.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Outstanding warrants and stock options issued by WSI which were outstanding on July 2, 2010 were assumed by the Company. These warrants and stock options were fair valued using the Black-Scholes-Merton option pricing model which requires the input of several variables. These variables include the estimated length of time holders of these instruments will retain their warrants or options before exercising them and the expected volatility of the Company’s share price over the anticipated term to exercise. Significant assumptions include the following: volatility 23.18% to 46.58%, expected life 0.33 years to 5.71 years, dividend yield 2.38% and a risk free interest rate of 0.24% to 3.07%. Warrants and stock options form a portion of total consideration issued.

The Company executed this transaction pursuant to its strategy of growth through acquisition.  Specifically, the Company believes that the acquisition provided it with the opportunity to diversify its business across both U.S. and Canadian markets, customer segments and service lines.  In addition, the transaction enabled the Company to increase internalization in its Canadian and U.S. northeast markets.  Goodwill arising from the acquisition is attributable to WSI’s assembled workforce and to synergies resulting from personnel and operating overhead reductions, disposal advantages, expected future earnings and the deployment of market focused strategies.

An independent firm was engaged to assist management in preparing the purchase price allocation. The purchase price allocation was as follows:

Consideration
Common shares	$551,750
Warrants and stock options assumed	4,950
Cash for fractional shares	2
Total consideration	556,702

Net assets acquired
Cash	$4,057
Accounts receivable (net of allowance for doubtful accounts $292)	50,613
Prepaid expenses	9,498
Income taxes recoverable	1,688
Net assets held for sale (Note 6)	22,983
Intangibles (Note 9)	143,297
Goodwill (Note 10)	363,339
Landfill development assets	1,277
Capital assets	234,769
Landfill assets	187,227
Accounts payable	(26,711)
Accrued charges	(59,223)
Deferred revenues	(3,844)
Long-term debt	(387,675)
Landfill closure and post-closure costs	(14,558)
Other liabilities - long-term	(4,361)
Deferred income taxes	34,326
Total net assets acquired	$556,702

Goodwill recorded by segment
Canada	$293,669
U.S. south	69,670
Total goodwill	$363,339

WSI’s contributions to the Company’s results are included in the statement of operations and comprehensive income or loss since the date of acquisition and are included in the Company’s Canadian and U.S. south segments.  The Company accounted for this acquisition applying the acquisition method of accounting.  Goodwill amounting to $69,670 is deductible for tax purposes.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The following unaudited pro forma results of operations for the year ended December 31, 2010 assume that the Company acquired WSI on January 1, 2009. The pro forma results further reflect divestitures required by the Canadian Competition Bureau consent agreement:

December 31, 2010
(unaudited)

Revenues	$1,660,202
Net income	$83,572
Net income per weighted average share, basic and diluted	$0.69

The unaudited pro forma results may not be indicative of the results that would have occurred if the transaction had been in effect on January 1, 2009 or of the operating results that may be realized in the future.  The Company’s integration of certain WSI operations with its own in Canada makes the determination and isolation of WSI’s contributions to revenues and net income impracticable.

Transaction costs for this acquisition are included in selling, general and administration expenses for the year ended December 31, 2010 and amount to $5,517.

6.  Net Assets Held for Sale

In accordance with the consent agreement between the Company and the Canadian Competition Bureau, the Company was required to divest of certain WSI acquired commercial customer contracts and equipment in five Canadian markets: Calgary, Edmonton, Hamilton, Ottawa and Barrie.  In total, this represented annualized revenue of approximately 18,500 Canadian dollars (“C$”).  The Company was also required to divest of one duplicate transfer station in Hamilton.  As of December 31, 2010, the Company divested of all of the net assets it had previously held for sale.  Net proceeds from the divestitures amounted to C$24,468.  No gain or loss was recognized.

Net assets held for sale were recorded at their estimated fair values less cost to sell at July 2, 2010.  Net assets held for sale at the date the Company acquired WSI were as follows:

July 2, 2010

Accounts receivable	$2,276
Prepaid expenses	7
Intangibles	10,092
Goodwill	9,558
Capital assets	4,234
Deferred revenues	(580)
Deferred income taxes	(2,604)
Total net assets held for sale	$22,983

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

7.  Allowance for Doubtful Accounts

The following table illustrates the movement in the Company’s allowance for doubtful accounts for the years ended December 31, 2011 and 2010.

December 31

	2011	2010

Balance, beginning of the year	$5,603	$4,058
Additions to the allowance for doubtful accounts, during the year	4,643	5,820
Written-off, uncollectible, during the year	(5,463)	(4,880)
Recoveries, during the year	503	498
Foreign currency translation adjustment, during the year	(36)	107
Balance, end of year	$5,250	$5,603

8.  Restricted Cash

Restricted cash represents cash received from IRB drawings that have been received in advance of incurring the expenditure for which the IRBs are made available.  At December 31, 2011, $452 (2010 - $434) of cash is restricted to fund a portion of landfill construction activities, and equipment and container expenditures, in the Company’s U.S. northeast operations.

9.  Intangibles

December 31, 2011

	Cost	Accumulated amortization	Net book value	Additions	Weighted average amortization period of additions

Customer collection contracts	$221,283	$129,948	$91,335	$10,812	3.72
Customer lists	205,324	78,162	127,162	18,944	7.36
Non-competition agreements	24,732	14,903	9,829	7,173	3.85
Transfer station permits	27,622	5,324	22,298	250	20.00
Trade-names	10,607	3,500	7,107	83	2.00
	$489,568	$231,837	$257,731	$37,262

December 31, 2010

	Cost	Accumulated amortization	Net book value	Additions	Weighted average amortization period of additions

Customer collection contracts	$210,032	$117,903	$92,129	$87,351	9.20
Customer lists	193,821	54,375	139,446	84,285	7.98
Non-competition agreements	17,560	9,368	8,192	4,773	4.73
Transfer station permits	27,893	4,010	23,883	14,335	20.00
Trade-names	10,619	2,187	8,432	8,042	8.00
	$459,925	$187,843	$272,082	$198,786

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Intangible assets are expected to amortize as follows in the succeeding five years and thereafter:

2012	$49,121
2013	44,374
2014	39,300
2015	31,616
2016	27,622
Thereafter	65,698
$257,731

10.  Goodwill

The following table outlines the changes in goodwill.

December 31, 2011

	Canada	U.S. south	U.S. northeast	Total

Balance, beginning of year
Goodwill	$378,884	$297,077	$405,907	$1,081,868
Accumulated impairment loss	—	—	—	—
	378,884	297,077	405,907	1,081,868
Goodwill impairment recognized, during the year	—	—	(360,557)	(360,557)
Goodwill recognized on acquisitions, during the year	2,139	48,884	6,953	57,976
Goodwill recognized in respect of prior year acquisitions, during the year	—	4,165	(616)	3,549
Foreign currency exchange adjustment, during the year	(8,427)	—	—	(8,427)

Balance, end of year
Goodwill	372,596	350,126	412,244	1,134,966
Accumulated impairment loss	—	—	(360,557)	(360,557)
	$372,596	$350,126	$51,687	$774,409

December 31, 2010

	Canada	U.S. south	U.S. northeast	Total

Balance, beginning of year
Goodwill	$59,884	$168,374	$402,212	$630,470

Goodwill recognized on acquisitions, during the year	295,050	125,110	3,695	423,855
Goodwill recognized in respect of prior year acquisitions, during the year	—	3,593	—	3,593
Foreign currency exchange adjustment, during the year	23,950	—	—	23,950

Balance, end of year
Goodwill	$378,884	$297,077	$405,907	$1,081,868

For the year ended December 31, 2011, goodwill arising from contingent consideration due to sellers for acquisitions consummated prior to January 1, 2009 amounted to $nil (2010 - $3,271).  Adjustments to preliminary fair value allocations resulted in a $3,375 (2010 - $nil) increase to goodwill.

The Company has not disposed of any goodwill for the years ended December 31, 2011 and 2010 except goodwill attributable to divested assets required by the Canadian Competition Bureau in connection with the Company’s acquisition of WSI in 2010 (Note 6).

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company has recognized a goodwill impairment charge of $360,557 for the year ended December 31, 2011 (2010 - $nil).  The impairment charge was recorded to the U.S. northeast reporting unit and is a reflection of continued deteriorating economic conditions and heightened competition for volumes which are constrained in this region.

FASB’s guidance on intangibles — goodwill and other, addresses, amongst other things, the considerations and steps an entity is required to undertake to test goodwill for impairment.  The guidance also requires that goodwill of a reporting unit should be tested between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

Goodwill is tested for impairment at the reporting unit level.  A reporting unit is an operating segment or one level below an operating segment, referred to as a component.  A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and the information is regularly reviewed by segment management.  The Company has defined its operating segments as follows: Canada, U.S. northeast and U.S. south. There are several components that exist under each operating segment.  However, the Company has determined that since the components under each operating segment share similar characteristics, its operating segments are also its reporting units.  The amount of goodwill assigned to each reporting unit and the methodology employed to make such assignments has been applied on a consistent basis.

The Company’s annual test for impairment, conducted on April 30, 2011, concluded, at that time, that the fair value of its U.S. northeast reporting unit was in excess of its carrying amount, recognizing that the margin of excess wasn’t significant.  Since April, the Company’s U.S. northeast business has been subjected to an economic environment that has continued to weaken and where competition remains strong.  Accordingly, these deteriorating economic conditions and resilient levels of competition, represent a change in business climate that the Company wasn’t anticipating or reflect in its step one test for impairment in April.  The Company re-performed step one of the goodwill impairment test as of September 30, 2011 and reached the conclusion that the carrying amount of the U.S. northeast reporting unit was in excess of its fair value.  The Company has also concluded that in light of the weak economic outlook that it was more likely than not that impairment exists.  Accordingly, the Company commissioned a third party to assist it with step two of the goodwill impairment test.  Step two of the impairment test compares the implied fair value of the reporting units’ goodwill with the carrying amount of that goodwill.  The Company completed the second step of the impairment test in the fourth quarter of 2011 resulting in the recognition of an impairment loss.

The fair value of goodwill for the Company’s U.S. northeast reporting unit was determined in the same manner as the value of goodwill is determined in a business combination, whereby the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill.  Fair value is the amount at which an item can be bought or sold in a current transaction between willing parties, other than in a forced sale or liquidation.

In determining fair value, the Company utilized a discounted future cash flow approach.  The Company concluded that the discounted future cash flow approach to determine fair value was the most appropriate for the following reasons: quoted market prices for the sale of a similar basket of assets, liabilities, revenues and expenses were not readily available, prices for the sale of a comparable business of the same size and composition of operations was not readily available and finally, the Company employs the discounted future cash flow approach when it values and acquires companies and therefore believes that a market place participant would apply a similar approach.  The Company also calculated fair value applying the market multiple approach.  The fair value calculated applying the market approach was compared to the results calculated applying the discounted cash flow approach as a measure of reasonability.

The discounted cash flow approach employs a variety of assumptions, including revenue growth, capital and landfill spending, margins, acquisitions, corporate cost allocations and tax and discount rates.  The primary assumptions used to determine the fair value of the Company’s U.S. northeast reporting unit were as follows: revenue growth of 2.0%; capital and landfill expenditures equal to 13.2% of revenue in year one and declining by 0.5% in each year thereafter until a value of 9.0% of revenue was attained; revenue less operating and selling, general and administration expense margin of 24.2% with no annual improvement; no acquisitions or corporate cost allocations were assumed; a tax and discount rate of 40% and 8.9%, respectively, was applied.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The discounted cash flow approach assumptions applied at September 30, 2011 differed from those the Company applied at April 30, 2011 as follows:

a.

The revenue growth rate assumption declined from 3.0% in April to 2.0% in September. The decline is a function of several factors, including: refined volume and pricing growth assumptions in light of continued economic weakness coupled with a softer economic outlook in this segment and heightened competition in this segment for volumes which are constrained

b.

Broader economic assumptions used in April 2011 have been tempered as well. The economy, especially in this segment, has only delivered marginal improvements since the prior year and the Department of Commerce and gross domestic product outlooks suggest that 2.0% may be attained, but accelerated growth is some distance away

c.

The introduction of rail haul by some of the Company’s competitors to their landfill sites has increased the competitive reach for volumes that have typically been destined for its landfills. Accordingly, landfill volumes and pricing have come under pressure to remain competitive in this segment

d.

Capital and landfill expenditures have increased from the Company’s April 2011 assumptions due to project related spending expected in 2012 and for a period thereafter to remain competitive in this market place

e.

The assumption of margin expansion has also been tempered in light of waning economic conditions and the increase in competitive pressures. Margin expansion is predicated on strong pricing and volume gains, and since neither is expected to be robust in the near to medium term, the expectation of margin expansion has been discontinued. At April 2011, the Company anticipated modest margin expansion of 10 basis points annually

f.

The Company refreshed its revenue and revenue less operating and selling, general and administration (“EBITDA”) assumptions to reflect its revised expectations for this segments performance, as presented to, and approved by, the Company’s board of directors

g.	The Company refreshed its discount rate to 8.9% using rates and factors in effect at September 30, 2011, compared to 8.09% applied at April 30, 2011

Assumptions that remained unchanged between the Company’s September 30, 2011 and April 30, 2011 discounted cash flow calculations are as follows:

a.	No acquisitions have been assumed
b.	Tax rates remained unchanged
c.	Amortization and asset retirement spending has been refreshed, but was effectively unchanged

There is significant subjectivity in estimating fair value.  Accordingly, changes in any one of these assumptions could have a significant impact on the implied fair value of goodwill the Company derived for its U.S. northeast reporting unit.  The net carrying amount of goodwill allocated to the U.S. northeast segment, net of impairment charges, at December 31, 2011 is $51,687.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

11.  Deferred Financing Costs

Deferred financing costs represent fees and costs incurred in connection with securing or amending the Company’s long-term debt facilities.  The Company amortizes these costs on a straight-line basis over the term of the related debt, which approximates the effective interest method.

December 31, 2011

	Cost	Accumulated amortization	Net book value

Deferred financing costs	$38,452	$18,469	$19,983

December 31, 2010

	Cost	Accumulated amortization	Net book value

Deferred financing costs	$34,974	$13,817	$21,157

Deferred financing cost amortization and write-offs for the year ended December 31, 2011 amounted to $6,035 (2010 - $4,672).

Estimated future amortization expense for the Company’s deferred financing costs in each of the five succeeding years and thereafter is as follows:

2012	$6,679
2013	6,679
2014	3,431
2015	182
2016	182
Thereafter	2,830
$19,983

12.  Capital Assets

December 31, 2011

	Cost	Accumulated amortization	Net book value

Land and improvements	$129,582	$—	$129,582
Buildings and improvements	189,859	43,146	146,713
Vehicles and equipment	664,157	315,971	348,186
Containers and compactors	284,720	141,497	143,223
Furniture, fixtures and computer equipment	26,020	17,666	8,354
	$1,294,338	$518,280	$776,058

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

December 31, 2010

	Cost	Accumulated amortization	Net book value

Land and improvements	$126,851	$—	$126,851
Buildings and improvements	176,841	33,789	143,052
Vehicles and equipment	593,449	251,603	341,846
Containers and compactors	252,604	113,145	139,459
Furniture, fixtures and computer equipment	20,669	13,590	7,079
	$1,170,414	$412,127	$758,287

Capitalized interest for the year ended December 31, 2011 amounted to $12 (2010 - $97).

13.  Landfill Assets

December 31, 2011

	Cost	Accumulated amortization	Net book value

Landfill assets	$1,471,359	$512,567	$958,792

December 31, 2010

	Cost	Accumulated amortization	Net book value

Landfill assets	$1,407,103	$431,412	$975,691

Capitalized interest for the year ended December 31, 2011 amounted to $1,471 (2010 - $2,165).

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

14.  Other Assets and Other Liabilities

December 31

	2011	2010

Other assets
Fair value of commodity swaps	$220	$548
Fair value of commodity swaps designated as cash flow hedges	2,038	3,253
Fair value of interest rate swaps	5	—
Fair value of interest rate swaps designated as cash flow hedges	—	2,891
Fair value of foreign currency exchange agreements	358	—
	2,621	6,692
Less current portion of other assets	1,972	1,928
	$649	$4,764

Other liabilities
Fair value of interest rate swaps	$1,492	$7,482
Fair value of interest rate swaps designated as cash flow hedges	4,099	—
Deferred lease liabilities	1,301	905
Unfavourable lease arrangements	759	1,149
Contingent acquisition payables	1,566	2,111
Other	1,751	1,773
	10,968	13,420
Less current portion of other liabilities	3,484	6,091
	$7,484	$7,329

15.  Accrued Charges

Accrued charges are comprised of the following:

	December 31, 2011	December 31, 2010

Insurance	$27,383	$25,753
Payroll and related costs	43,334	39,353
Franchise and royalty fees	5,999	5,249
Interest	5,221	7,120
Provincial and state sales taxes	5,738	6,069
Acquisition and related costs	4,308	9,100
Environmental surcharges	7,268	7,660
Property taxes	544	642
Share based compensation	3,757	10,697
Other	20,944	24,986
	$124,496	$136,629

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

16.  Long-Term Debt

	December 31, 2011	December 31, 2010

Revolving credit facilities	$1,143,667	$1,087,765
Senior secured debenture, series B	57,030	58,315
IRBs	109,000	109,000
Other	3,396	4,579
	1,313,093	1,259,659
Less current portion of long-term debt	1,500	1,500
	$1,311,593	$1,258,159

U.S. revolving credit facility

Effective July 2, 2010, the Company entered into an Amended and Restated Senior Secured Revolving Credit Facility (the “U.S. facility”) on behalf of IESI, a wholly owned subsidiary of the Company in connection with the closing of the WSI acquisition.  Monies available from the U.S. facility were used to repay WSI’s outstanding U.S. indebtedness on closing and are available for permitted acquisitions, subject to certain restrictions, capital expenditures, refinancing existing indebtedness, working capital, letters of credit and for general corporate purposes.  Entering into the U.S. facility increased the Company’s availability from $783,500 to $950,000 and increased the total additional availability under the facility (the “accordion feature”) from $36,500 to $300,000.  In addition, the maturity date was extended from January 21, 2012 to July 2, 2014 and certain covenants were amended to reflect the financial condition and operations of the combined U.S. companies.  Financial covenants under the U.S. facility include a maximum total funded debt to rolling four-quarter EBITDA ratio of 4.0 times, a minimum rolling four-quarter EBITDA to interest expense ratio of 2.5 times, a capital expenditure maximum of 1.1 times actual depreciation and landfill depletion expense for any fiscal year and the facility precludes IESI from paying dividends if their funded debt to EBITDA ratio exceeds 3.9 times, all of which are defined and calculated in accordance with the terms of the U.S. facility.  The U.S. facility requires that IESI maintain interest rate hedges at fixed rates for at least 40% of the total funded debt, as defined therein.

Pricing ranges from 250 to 325 basis points over LIBOR for borrowings on LIBOR and 150 to 225 basis points over bank prime for prime rate advances.  Interest is payable quarterly in arrears.  Pricing on financial letters ranges from 262.5 basis points to 337.5 basis points and pricing on standby fees range from 37.5 to 62.5 basis points.

Security under the U.S. facility represents an interest over all assets of the U.S. operating companies and a pledge of the U.S. operating entities equity.

In December 2010, the Company exercised a portion of the accordion feature available under its U.S. facility.  Exercising a portion of the accordion feature increased available lending under the U.S. credit facility by $127,500 to $1,077,500 effective January 13, 2011.  The accordion feature remaining on the U.S. facility declined by a similar amount.

On July 7, 2011, the Company entered into a second amendment to its U.S. facility.  Entering into the second amendment increased the total commitment to $1,377,500, from $1,250,000.  Available lending under the amended U.S. facility is $1,122,500, up $45,000 from $1,077,500, and the facility has a $255,000 accordion feature.  Financial covenants remained principally unchanged, however the second amendment permits a maximum total funded debt to rolling four-quarter EBITDA ratio of 4.5 times and a maximum senior secured debt to rolling four-quarter EBITDA ratio of 3.5 times should the Company borrow an amount no less than $150,000 and loan these borrowings to IESI.  In addition, the restriction precluding IESI from paying dividends if their funded debt to EBITDA ratio exceeds 3.9 times increases to 4.4 times should IESI receive monies from Company borrowings.  The U.S. facility was also modified to allow IESI to be in compliance with the requirement to maintain interest rate hedges at fixed rates for at least 40% of total funded debt so long as its’ in place interest rate hedges are not more than $10,000 under than the hedging requirement at the 40% test and the test is performed quarterly.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Pricing declined on advances drawn under the U.S. facility by 75 basis points.  Pricing ranges from 175 to 250 basis points over LIBOR for borrowings on LIBOR and 75 to 150 basis points over bank prime for prime rate advances.  Pricing on financial letters of credit are 175 to 250 basis points which represents a decline of 75 basis points from previous pricing points.  Fronting fees of 12.5 basis points on financial letters of credit are payable at all pricing levels.  Standby fees declined by 12.5 basis points and range from 25 to 50 basis points.  All other significant terms remain unchanged.

At December 31, 2011, $800,500 (2010 — $761,000) was drawn on the U.S. facility. The Company’s U.S. facility makes available, net of letters of credit totaling $143,655 (2010 — $139,901), $178,345 at December 31, 2011 (2010 — $49,099). At December 31, 2011 $178,345 (2010 - $49,099) was immediately available for borrowing.  The U.S. facility bears interest at either Bank of America’s prime rate or LIBOR plus an applicable margin.  Interest is payable quarterly in arrears and unused revolving credit facility commitments are subject to a standby fee.  At December 31, 2011, the interest rate applicable to $795,000 (2010 — $610,000) of borrowings on the U.S. facility was LIBOR plus 225 basis points, or 2.52% (2010 — 3.27%), and the interest rate applicable to the balance of accommodations outstanding, $5,500 (2010 - $151,000), was Bank of America’s prime rate plus applicable margin, or 4.50% (2010 — 5.25%).  At December 31, 2011, the Company’s standby fee was 0.375% (2010 — 0.50%).

As a condition of borrowing, the Company is required to have long-term debt, or have entered into interest rate swaps, on a fixed rate basis, for not less than 40% of total funded debt.  Please refer to Note 23 for the list of interest rate swaps the Company has entered into in satisfaction of this requirement.

Canadian revolving credit facility

Effective July 2, 2010, in connection with the closing of the WSI acquisition, the Company entered into a Sixth Amended and Restated Credit Facility Agreement in Canada (the “Canadian facility”) on behalf of BFI Canada Inc. (“BFI”), a wholly owned subsidiary of the Company.  Monies available from the Canadian facility were used to repay WSI’s outstanding Canadian indebtedness on closing and are available for general corporate purposes, including permitted acquisitions, subject to certain restrictions.  Entering into the Canadian facility increased the Company’s availability from C$305,000 to C$525,000 and increased the total additional availability under the facility (the “accordion feature”) from C$45,000 to C$125,000.  All committed monies under the Canadian facility are revolving.  In addition, the maturity date was extended from May 30, 2011 to July 2, 2014 and certain covenants were amended to reflect the financial condition and operations of the combined Canadian companies.  Financial covenant amendments included an increase in the maximum funded debt to EBITDA ratio, as defined and calculated in accordance with the terms of the Canadian facility, from 2.75 times to 3.0 times.  The funded debt to EBITDA ratio covenant expands to a maximum of 3.25 times for a period of two quarters following the completion of an acquisition which exceeds C$75,000.

Pricing on advances drawn on the facility ranges from 112.5 to 237.5 basis points over bank prime for borrowings on prime and 212.5 to 337.5 basis points over Bankers’ Acceptances (“BA”) for borrowing on BAs.  Pricing on financial letters ranges from 212.5 to 337.5 basis points and pricing for standby fees ranges from 55 to 85 basis points.  Pricing in non-financial letters of credit ranges from 141.5 to 225 basis points.

Security under the Canadian facility represents a first priority perfected security interest over all personal and real property of the Canadian operating companies and a pledge of the Canadian operating entities equity held by the Canadian parent.

Effective July 15, 2011, the Company entered into an Amending Agreement to its Canadian facility which resulted in a 62.5 basis points pricing decline for advances made under the facility.  Pricing now ranges from 50 to 175 basis points over bank prime for borrowings on prime and 150 to 275 basis points over BAs for borrowings on BAs.  Pricing on financial letters of credit decreased by similar amounts and pricing ranges from 150 to 275 basis points.  Standby fees declined between 15 and 17.5 basis points, and pricing ranges from 37.5 to 68.8 basis points, while non-financial letters of credit decreased between 41.3 and 41.7 basis points and pricing ranges from 100 to 183.3 basis points.  All other significant terms were unchanged.

At December 31, 2011, C$349,000 (2010 — C$325,000) is drawn on the Canadian facility.  The Company’s availability under this facility, net of letters of credit totaling C$55,481 (2010 — C$53,355), amounts to C$120,519 at December 31, 2011 (2010 - C$146,645).  At December 31, 2011, C$120,519 (2010 - C$146,645) was immediately available for borrowing under the Canadian facility.  At December 31, 2011, the Company’s standby fee was 0.50% (2010 — 0.65%) and Canadian facility advances were principally priced at the BA rate of 1.20%, plus a spread of 2.0% (2010 — 1.22%, plus a spread of 2.625%).

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Senior secured debenture, series B (“debenture”)

On June 25, 2004, BFI issued a C$58,000 senior secured, series B debenture, bearing interest at 7.015%.  Interest on the series B debenture is payable quarterly in arrears, and payments commenced on September 26, 2004.  The series B debenture is payable in full on June 26, 2014.  The debenture is redeemable in whole or in part from time to time at a price equal to the greater of par and the net present value of all scheduled payments of interest and principal using a discount rate equivalent to the sum of the Government of Canada Yield plus a margin.  The debenture is secured by a charge over all the personal and real property of BFI, Ridge (Chatham) Holdings G.P. Inc., and Ridge (Chatham) Holdings L.P. and the shares of BFI and its subsidiaries.  The debenture ranks equally with the Company’s Canadian revolving credit facility.

On July 2, 2010, the Company entered into the Fifth Amended and Restated Trust Indenture (the “trust indenture”).  The purpose of entering into the trust indenture was to permit the Company to repay WSI’s outstanding Canadian indebtedness with accommodations available under the Canadian facility.  The amount drawn, maturity, pricing, security and significant terms and covenants were largely unchanged as a result of entering into the trust indenture.  Covenants were modified to reflect the financial condition and operations of the combined BFI and WSI companies in Canada and changes to the Canadian facility.  The financial covenant modified in the Canadian facility section was similarly modified in the trust indenture.  While pricing remained substantially unchanged, pricing was modified to allow for an additional charge should the Company’s credit quality deteriorate.  Credit quality deterioration, includes, but is not limited to, a rating agency downgrade below investment grade and a funded debt to EBITDA ratio, as defined and calculated in accordance with the terms of the trust indenture, which exceeds 2.75 times.

IRBs

On December 1, 2009, the Company entered into a 30-year agreement with Seneca County Industrial Development Agency, which permits the Company access to IRBs (“2009 Seneca IRB Facility”).  The 2009 Seneca IRB Facility makes $90,000 available to the Company to fund a portion of its landfill construction and equipment expenditures at its Seneca Meadows landfill.  The 2009 Seneca IRB Facility bears interest at a weekly floating interest rate that approximates the Securities Industry and Financial Markets Association Municipal Swap Index (“SIFMA Index”).  Interest is payable monthly in arrears, commencing on February 1, 2010.  At December 31, 2011, the daily interest rate applicable to the 2009 Seneca IRB Facility was 0.18% (2010 — 0.40%).  The 2009 Seneca IRB Facility matures on December 1, 2039 and is guaranteed by IESI.  At December 31, 2011, $5,000 (2010 - $5,000) was drawn under this facility and $452 (2010 - $434) was restricted (Note 8).

On March 1, 2007, the Company entered into a 15-year agreement with the Mission Economic Development Corporation, which permitted the Company access to IRBs (“TX IRB Facility”).  The TX IRB Facility makes $24,000 available to the Company to fund a portion of its landfill construction activities, and equipment, vehicle, and container expenditures in its Texas operations.  The TX IRB Facility bears interest at LIBOR less an applicable discount, and interest is payable monthly in arrears, commencing on May 1, 2007.  At December 31, 2011, the daily interest rate applicable to the TX IRB Facility was 0.16% (2010 — 0.41%).  The TX IRB Facility matures on April 1, 2022 and is secured by a letter of credit equal to the amount drawn on the facility.  At December 31, 2011 and 2010 this facility has been drawn in full.

On November 16, 2006, the Company entered into a 22-year agreement with the Pennsylvania Economic Development Financing Authority, which permitted the Company access to IRBs (“PA IRB Facility”).  The PA IRB Facility makes $35,000 available to the Company to fund a portion its landfill construction, equipment, vehicle, and container expenditures in its Pennsylvania operations.  The PA IRB Facility bears interest at LIBOR less an applicable discount, and interest is payable monthly in arrears, commencing on December 1, 2006.  At December 31, 2011, the daily interest rate applicable to the PA IRB Facility was 0.15% (2010 — 0.40%).  The PA IRB Facility matures on November 1, 2028 and is secured by a letter of credit equal to the amount drawn on the facility.  At December 31, 2011 and 2010 this facility was drawn in full.

On October 20, 2005, the Company entered into a 30-year agreement with the Seneca County Industrial Development Agency, which permits the Company access to IRBs (“2005 Seneca IRB Facility”).  The 2005 Seneca IRB Facility makes $45,000 available to the Company to fund a portion of its Seneca Meadows landfill construction and equipment expenditures.  The 2005 Seneca IRB Facility bears interest at LIBOR less an applicable discount, and interest is payable monthly in arrears, commencing on November 1, 2005.  Effective August 1, 2008, the Company remarketed its 2005 Seneca IRB Facility.  The amended and restated 2005 Seneca IRB Facility, which originally bore interest at LIBOR less an applicable discount, bears interest at 6.625% for a term of 5 years.  The 2005 Seneca IRB Facility matures on October 1, 2035 and is guaranteed by IESI.  At December 31, 2011 and 2010 this facility was drawn in full.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Other

In connection with the WSI acquisition, the Company assumed a note that was originally payable to WCA of Florida LLC (“WCA”) and subsequently assigned to Credit Suisse. The note has an original issue date of June 29, 2007 and was originally issued for $10,500. The note is non-interest bearing and requires payments of $125 per month until its maturity in June 2014. The note was entered into as part of a transaction between WSI and WCA to acquire certain WCA assets in Florida and to sell certain WSI operations in Texas. The note is secured by the WCA assets acquired.

Consolidated long-term debt

The Company is subject to various restrictions included in its long-term debt financing agreements. At December 31, 2011 and 2010 the Company is in compliance with all restrictions included in these agreements.

Interest on long-term debt amounted to $62,086 (2010 - $48,786). Interest on long-term debt includes deferred financing cost amortization and write-offs and excludes capitalized interest.

Principal repayments required in each of the next five years ending December 31, and thereafter are as follows:

2012	$1,500
2013	1,500
2014	1,201,093
2015	—
2016	—
Thereafter	109,000
$1,313,093

17.  Landfill Closure and Post-Closure Costs

The tables below outline key assumptions used to determine the value of landfill closure and post-closure costs.  The tables also outline the expected timing of undiscounted landfill closure and post-closure expenditures and the changes to landfill closure and post-closure cost between periods.

December 31, 2011
Fair value of legally restricted assets	$9,200
Undiscounted closure and post-closure costs	$641,152
Credit adjusted risk free rates - Canadian segment landfills	4.6 - 9.5%
Credit adjusted risk free rates - U.S. segment landfills	4.5 - 7.2%
Expected timing of undiscounted landfill closure and post-closure expenditures
2012	$9,468
2013	13,844
2014	14,847
2015	9,422
2016	8,785
Thereafter	584,786
$641,152

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

December 31

	2011	2010

Landfill closure and post-closure costs, beginning of the year	$98,239	$69,708
Provision for landfill closure and post-closure costs, during the year	13,008	9,508
Accretion of landfill closure and post-closure costs, during the year	5,071	3,827
Landfill closure and post-closure expenditures, during the year	(4,345)	(5,749)
Landfill closure and post-closure costs acquired, during the year	—	18,083
Revisions to estimated cash flows, during the year	(9,803)	1,725
Foreign currency translation adjustment, during the year	(668)	1,137
	101,502	98,239
Less current portion of landfill closure and post-closure costs	9,468	8,229
Landfill closure and post-closure costs, end of year	$92,034	$90,010

The Company is required to deposit monies into a social utility trust for the purpose of settling post-closure costs at its Lachenaie landfill.  The funding amount is established by the Quebec Government based on each cubic metre of waste accepted and payment is due quarterly.  At December 31, 2011, funded landfill post-closure costs, representing the fair value of legally restricted assets, totals $9,200 (2010 - $8,949).  At December 31, 2011, $9,115 (2010 - $8,852) was deposited into the social utility trust with the balance, $85 (2010 - $97) remaining unfunded and included in accounts payable.

18.  Shareholders’ Equity

Shareholders’ equity

The Company is authorized to issue an unlimited number of common, special and preferred shares, issuable in series.

Common Shares

On March 29, 2011, in connection with the secondary offering of 10,906 common shares held by TC Carting III, L.L.C., an affiliate of Thayer | Hidden Creek Partners, L.L.C., the Company agreed to purchase 1,000 of its common shares from the underwriters in the secondary offering, at the same public offering price of $23.50 per share for a total cost of $23,500.  The common shares were cancelled and no longer remain outstanding.

Effective August 19, 2011, the Company received approval to commence a normal course issuer bid (“NCIB”) to purchase up to 4,000 of the Company’s common shares.  On December 29, 2011, the Company received approval to increase the number of common shares repurchased under the NCIB to 7,500.  Daily purchases are limited to a maximum of 47.833 shares on the TSX.  Once a week, the Company is permitted to purchase a block of common shares which can exceed the daily purchase limit, as long as the block is not owned by an insider.  All shares purchased will be cancelled.  For the period August 19, 2011 through December 31, 2011, 2,622 common shares were purchased and cancelled at a total cost of $55,826.  As of March 2, 2012, an additional 830 common shares have been purchased and settled.

In connection with the acquisition of WSI, the Company issued 27,971 common shares to WSI’s shareholders on July 2, 2010 representing total net consideration of $551,552.  Under the terms of the Agreement and Plan of Merger (“Agreement”), the Company issued 0.5833 of its common shares for each WSI common share issued and outstanding on the date of close.

In accordance with the Agreement, the Company assumed WSI’s stock option plans on closing.  Accordingly, the Company obligated itself to issue a maximum of 505 common shares as a result of its assumption of WSI’s stock option plans.  The options have grant dates ranging from October 26, 2005 to March 16, 2009 which expire between October 26, 2010 and March 16, 2016.  The exercise prices for these options range from $7.42 to $18.93.

For the year ended December 31, 2011, 141 stock options (2010 — 305) have been exercised for total consideration of $2,385 (2010 - $4,261).  As of March 2, 2012, an additional 11 stock options have been exercised.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

In addition, the Company assumed WSI’s unexercised and outstanding warrants to issue 194 common shares at an exercise price of $13.89 per share.  These warrants were held by a former executive officer of the Company, who is also a former director, and by certain members of his immediate family.  The warrants had an issue date of September 7, 2001 and expired on September 7, 2011, the tenth anniversary from their issuance.

At December 31, 2011, 729 (2010 — 509) common shares were held by the U.S. LTIP plan rabbi trust.

Special Shares

On October 1, 2008, the Company issued 11,137 special shares to IESI for the benefit of IESI participating preferred shareholders.  Special shareholders were entitled to one vote in matters of the Company for each special share held.  The special shares carried no right to receive dividends or to receive the remaining property or assets of the Company upon dissolution or wind-up.  The number of special shares outstanding was equivalent to the exchange rights granted to holders of the participating preferred shares.  Participating preferred shareholders had the right to exchange one PPS for one common share of the Company.  For each PPS exchanged the same number of special shares was automatically cancelled.  On December 31, 2010, all special shares were cancelled and special shareholders held no voting interest in the Company.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares, issuable in series.  At December 31, 2011 and 2010, no preferred shares are issued.  Each series of preferred shares issued shall have rights, privileges, restrictions and conditions as determined by the Board of Directors prior to their issuance.  Preferred shareholders are not entitled to vote, but take preference over the common shareholders rights in the remaining property and assets of the Company in the event of dissolution or wind-up.

Details of common, restricted and special shares for the year ended December 31, 2011 are as follows:

December 31

	2011	2010

Common shares
Common shares issued and outstanding, beginning of the year	121,707	82,337
Restricted common shares issued and outstanding, beginning of year	(277)	(225)
Common shares issued, during the year	—	27,971
Common shares issued on exercise of options, during the year	141	305
Common shares issued on exercise of warrants, during the year	67	—
Common shares issued on exchange of PPSs, during the year	—	11,094
Repurchase of common shares, during the year	(3,622)	—
Restricted common shares purchased, during the year	(185)	(52)
Restricted common shares vested, during the year	210	—
Common shares issued and outstanding, end of year	118,041	121,430

Restricted common shares
Restricted common shares issued and outstanding, beginning of year	277	225
Restricted common shares purchased, during the year	185	52
Restricted common shares vested, during the year	(210)	—
Restricted common shares issued and outstanding, end of year	252	277

Special shares
Special shares issued and outstanding, beginning of year	—	11,094
Special shares exchanged, during the year	—	(11,094)
Special shares issued and outstanding, end of year	—	—

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Accumulated other comprehensive loss

Accumulated other comprehensive loss, is comprised of accumulated foreign currency translation adjustments, including accumulated exchange gains or losses on intangibles, goodwill and capital and landfill assets, partially offset by accumulated exchange losses or gains on long-term debt, landfill closure and post-closure costs, and deferred income tax liabilities.  Accumulated other comprehensive loss also includes gains or losses recognized on the effective portion of derivatives designated as cash flow hedges, net of tax and settlements.

	Foreign currency translation adjustment	Derivatives designated as cash flow hedges, net of income tax and settlements	Accumulated other comprehensive loss
December 31, 2011
Balance, beginning of year	$(47,474)	$2,832	$(44,642)
Change, during the year	(12,520)	(4,589)	(17,109)
Balance, end of year	$(59,994)	$(1,757)	$(61,751)

December 31, 2010
Balance, beginning of year	$(81,539)	$829	$(80,710)
Change, during the year	34,065	2,003	36,068
Balance, end of year	$(47,474)	$2,832	$(44,642)

Net (loss) income per share

The following table presents net (loss) income and net (loss) income attributable to common shareholders and reconciles the weighted average number of shares outstanding at December 31, 2011 and 2010 for the purpose of computing basic and diluted net (loss) income per share.

December 31

	2011	2010

Net (loss) income	$(196,136)	$82,169
Net (loss) income attributable to common shareholders	$(196,136)	$74,105

Weighted average number of shares, basic	120,683	96,451
Dilutive effect of PPS equivalents(a)	—	11,028
Weighted average number of shares, diluted	120,683	107,479

Net (loss) income per weighted average share, basic	$(1.63)	$0.77
Net (loss) income per weighted average share, diluted	$(1.63)	$0.76
Issued and outstanding share based options (thousands)	2,505	2,646

Note:

(a)PPSs issued by IESI were exchangeable for common shares of the Company on a one for one hundred basis. “PPS equivalents” refers to the number of common shares issuable by the Company upon each PPS exchange.  Effective December 31, 2010, all PPS equivalents were exchanged for common shares of the Company.

Share based options are anti-dilutive to the calculation of net (loss) income per share and have been excluded from the calculation.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Non-controlling interest

On the closing of the IESI acquisition, IESI issued 22,266 PPSs which effectively represented a direct non-controlling interest in the Company.  The non-controlling interest was entitled to dividends that were economically equivalent to dividends declared and paid by the Company to its shareholders.  PPSs were recorded at their exchange amount, which was measured at the weighted average trading price of the Company’s issued equity at the date of issuance.  The weighted average trading price represented the average price of the Company’s issued equity calculated for a reasonable period before and after the IESI acquisition terms were agreed to and announced.  Exchanges of PPSs into shares of the Company were recorded at the carrying value of the PPSs at issuance net of net income or loss and dividends attributable to PPSs to the date of exchange.  Effective January 1, 2009, the carrying value of non-controlling interest also included their share of other comprehensive income or loss.  Pursuant to certain mandatory PPS exchange provisions, all remaining outstanding PPS equivalents were exchanged for 11,094 common shares of the Company on December 31, 2010.

December 31

	2011	2010

PPSs issued and outstanding, beginning of year	—	11,094
PPSs exchanged for common shares, during the year	—	(11,094)
PPSs issued and outstanding, end of year	—	—

Warrants

	December 31, 2011		December 31, 2010
	Number of common shares issuable	Weighted average exercise price	Number of common shares issuable	Weighted average exercise price

Outstanding, beginning of year	194	$13.89	—	$—
Assumed on acquisition, during the year	—	—	194	13.89
Exercised, during the year	(194)	(13.89)	—	—
Expired, during the year	—	—	—	—
Outstanding, end of year	—	$—	194	$13.89

As of December 31, 2011, all warrants have been exercised.  The warrants were exercised in a cashless conversion and resulted in the Company issuing 67 of its’ common shares.

19.  Changes in Non-Cash Working Capital Items

The following table outlines changes in non-cash working capital items:

December 31

	2011	2010

Accounts receivable	$1,314	$(44,646)
Prepaid expenses	(4,230)	520
Accounts payable	9,568	9,341
Accrued charges	(24,813)	6,834
Income taxes payable	(3,732)	9,835
Deferred revenues	(2,733)	3,378
Effect of foreign currency translation adjustments and other non-cash changes	(4,038)	126
	$(28,664)	$(14,612)

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

20.  Share Based Compensation

Share based options

Share based options (“options”) are granted to certain directors, officers or management employees at the discretion of the Company’s Board of Directors, or its designate.  Options, in the absence of any other determination, are exercisable equally on their first, second, third and fourth anniversary dates and expire on the 10th anniversary of the grant date.  The Company has reserved 4,000 shares for issuance under the option plan.  The exercise date of options may be accelerated at the discretion of the Board of Directors, or its designate.  Options are not transferable or assignable.

On November 11, 2010, the Board of Directors issued 200 share based options, all of which have stock appreciation rights, to one executive of the Company.  The options are exercisable equally on the following vesting dates:  November 11, 2010 and May 27, 2011.  The options have an exercise price of $22.62 and a grant date market value of $22.41.  On termination of employment without cause, death or disability, the options become immediately exercisable.  Unexercised options expire on November 10, 2020.

At December 31, 2011 the weighted average grant date market value of the options outstanding is $20.68 (C$22.74) (2010 - $20.68 (C$22.74)).

	2011		2010
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of year	2,646	$21.23	2,246	$21.66
Granted, during the year	—	$—	200	$22.62
Assumed on acquisition, during the year	—	$—	505	$14.33
Exercised, during the year	(141)	$(16.02)	(305)	$(13.87)
Forfeited, during the year	—	$—	—	$—
Expired, during the year	—	$—	—	$—
Outstanding, end of year	2,505	$23.28	2,646	$21.23

As of December 31, 2011, 2,505 (2010 — 2,188) options outstanding are exercisable.

The Company uses the Black-Scholes-Merton option pricing model which requires the input of several variables.  These variables include the estimated length of time employees will retain their options before exercising them and the expected volatility of the Company’s share price.  Changes in these variables can materially affect the estimated fair value of share based compensation and, consequently, the related amount recognized in selling, general and administration expense on the statement of operations and comprehensive income or loss.  In calculating the fair value of the options at December 31, 2011, the following weighted average assumptions were used:

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	2011	2010

Grant date - February 14, 2006
Dividend yield	2.5%	2.1%
Expected volatility	20.9%	22.8%
Risk free interest rate	0.9%	1.2%
Expected remaining life, stated in years	1.7	0.9
Fair value, per option (in Canadian dollars)	$0.19	$0.61

Grant date - August 25, 2008
Dividend yield	2.5%	2.1%
Expected volatility	23.1%	43.1%
Risk free interest rate	0.9%	1.6%
Expected remaining life, stated in years	2.2	3.2
Fair value, per option (in Canadian dollars)	$2.26	$8.21

Grant date - January 9, 2009
Dividend yield	2.5%	2.1%
Expected volatility	22.3%	39.9%
Risk free interest rate	1.0%	1.7%
Expected remaining life, stated in years	2.5	3.5
Fair value, per option (in Canadian dollars)	$2.30	$8.00

Grant date - November 11, 2010
Dividend yield	2.5%	2.1%
Expected volatility	38.3%	34.9%
Risk free interest rate	1.2%	2.0%
Expected remaining life, stated in years	4.0	5.0
Fair value, per option (in Canadian dollars)	$4.20	$7.15

Compensation expense or recovery resulting from fair value changes in share based options are recorded to selling, general and administration expense on the statement of operations and comprehensive income or loss.  For the year ended December 31, 2011 share based compensation (recovery) expense amounted to ($6,808) (2010 — $8,336).  In addition, as of December 31, 2011, unrecognized compensation costs for share based compensation totaled $nil (2010 - $1,084).  At December 31, 2011, $3,757 (2010 - $10,697) is accrued. The weighted average remaining contractual life of the options is 5.8 years.  In determining the expected life of the options, management considered the age of the recipients and duration between the vesting date and date of expiration.  These options represent the Company’s first, second, third and fourth option grants.  Accordingly, the Company has no historical information with regards to the behaviour of its option recipients.  Expected volatility was calculated using changes in monthly share prices for a period commensurate with the remaining term to expected vesting.

Restricted shares

On July 2, 2010, the Company issued 52 restricted shares at a weighted average cost of $23.92 per share, to certain executive management.  In conjunction with the restricted share issuance, the Company purchased 52 common shares for total cash consideration of $1,241.  All 52 restricted shares issued have a vesting date of June 30, 2012.

On September 12, 2011, the Company issued 185 restricted shares at a weighted average cost of $22.84 per share to certain executive management.  In conjunction with the restricted share issuance, the Company purchased 185 common shares for total cash consideration of $4,226.  The restricted shares issued have vesting dates as follows: 50 restricted shares on May 31, 2012, 30 restricted shares on December 15, 2012, 30 restricted shares on December 15, 2013, 25 restricted shares on May 31, 2014 and 50 restricted shares on May 31, 2015.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Restricted shares are issued as an incentive for certain executive management (“employees” or “executive management”) in respect of their employment with the Company and to align the interests of executive management with the interests of the Company’s shareholders.  Restricted shares are purchased by the Company in the open market and are held in trust for the employees’ benefit.  Restricted shares vest when the employee has satisfied the requisite service period.  Executive management forfeits their right to restricted shares upon termination for cause or resignation without good reason.  Accelerated vesting occurs in certain circumstances, including termination without cause or resignation for good reason, change of control, and death or disability.  Dividends received by the trustee, on restricted shares held for the benefit of executive management, are paid to the employee.  The employee’s interest in restricted shares cannot be assigned or transferred.

The following table outlines various details pertaining to restricted shares.

December 31

	2011	2010

Outstanding, beginning of year	277	225
Granted, during the year	185	52
Vested, during the year	(210)	—
Forfeited, during the year	—	—
Expired, during the year	—	—
Outstanding, end of year	252	277
Weighted average remaining life	1.49	0.36

Restricted share expense is recorded to selling, general and administration expense on the statement of operations and comprehensive income or loss.  For the year ended December 31, 2011 restricted share expense amounted to $2,107 (2010 - $1,977).  If employees satisfy the requisite service period requirement, the Company will record the compensation expense in the following years:

2012	$1,855
2013	688
2014	359
2015	117
$3,019

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Long-term incentive plan

Effective January 1, 2003, the Company entered into a trust (the “Trust”) agreement to establish a long-term incentive plan on behalf of certain Canadian employees, officers and directors.  The purpose of the Trust is to receive monies from the Company and its subsidiaries on behalf of certain Canadian employees, officers and directors to purchase shares of the Company in the open market and to hold the shares acquired for the benefit of its participants.  Shares remain registered in the name of the Company, the Trustee, or its nominee(s), until the shares are redeemed, sold or distributed to the participant for whom they are held.  Dividends received by the Trust are distributed to the participants in proportion to their pro rata entitlement.  The Company’s maximum exposure to loss is limited to its obligation to fund the administration of the Trust and its indemnity to the Company and its officers, directors, employees, agents or shareholders for various items including, but not limited to, all costs to settle suits or actions due to association with the Trust, subject to certain restrictions.  The risk of fluctuations in the price of the Company’s shares is borne by the participants.  In February 2006, the Company amended and restated its long-term incentive plan and established a long-term incentive plan on behalf of certain U.S. employees, officers and directors of IESI and its subsidiaries.  With the exception of changes to the vesting period, the terms of the long-term incentive plan remained principally unchanged.  Shares acquired by the Trust in respect of fiscal year ended December 31, 2004 for the benefit of its participants have vested.  Shares acquired by the Trust in respect of fiscal year ended December 31, 2005, and thereafter, will vest as follows: one third on the day such shares are allocated to the participant, one third on December 31 of the year such shares are allocated to the participant, and the balance on December 31 of the subsequent year.  Shares that are forfeited by participants to the long-term incentive plan are allocated to the remaining participants in accordance with their proportional entitlement to all of the shares held by the Trust and the Trust will abstain from voting on all matters related to the Company.  The purpose and terms of the U.S. long-term incentive plan are consistent with those outlined for the Company’s amended and restated Canadian plan.  In 2011, contributions to the long-term incentive plan are calculated at 1.45% (2010 — 1.45%) of operating income before restructuring costs, goodwill impairment, amortization and gain or loss on sale of capital and landfill assets, adjusted for certain non-recurring or non-operating items.  Included in selling, general and administration expenses are $6,159 (2010 - $7,032) of accrued amounts payable to the Trust on behalf of certain Canadian and U.S. employees, officers and directors at December 31, 2011.

21.  Commitments and Contingencies

The Company leases buildings and equipment under various operating leases.  Payments for the next five years ending December 31 and thereafter are as follows:

2012	$12,301
2013	10,858
2014	8,197
2015	7,170
2016	6,019
Thereafter	13,722
$58,267

The Company is the successor to a license agreement to use the trade name “BFI” and the related logo which is subject to certain restrictions.  The agreement was amended on February 22, 2002, whereby a one-time payment of $1,279 (C$2,000) was made on April 25, 2002 in full satisfaction of all royalty obligations under the license agreement payable through June 1, 2015 (the initial 15-year term).  The Company has two additional 10 year extension options.  The first and second 10 year extension options bear per annum costs of $590 (C$600) and $1,475 (C$1,500), respectively.

The Company enters into various commitments in the normal course of business.  At December 31, 2011, the Company has issued letters of credit amounting to $198,208 (2010 - $193,546) and performance bonds totaling $295,524 (2010 - $352,331).  Letters of credit are made available to the Company through its long-term debt facilities and are included in the security offered by the Company to its lenders.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

On the acquisition of IESI, the Company assumed various obligations which requires the payment of additional amounts for achieving certain negotiated events or business performance targets, including landfill expansion approval or target disposal volumes.  The Company is obligated to pay certain sellers various amounts for achieving certain negotiated disposal volumes to a maximum of approximately $6,800.  Amounts are accrued monthly, and paid from time to time in accordance with underlying agreements, until certain threshold negotiated disposal volume targets are achieved, and the maximum obligation is satisfied.  Monthly accrued amounts, which are paid up to the date the disposal volume threshold targets are met, reduce the threshold payment by a similar amount.  The Company will record an adjustment to the purchase price allocation when the contingency is resolved and consideration is issued or becomes issuable.  Landfill permits acquired on the acquisition of IESI were recorded at their fair values.  Accordingly, all contingent amounts paid, and all future contingent payments, in respect of the receipt of landfill expansion approval or fulfilling disposal volume targets, are recorded to goodwill.

The Company has a disposal contract that requires it to meet specific disposal volume targets which expires on March 31, 2012.  The volume requirements are measured based on an annual average.  In the event the Company does not meet the required volume targets, the Company is required to make additional payments on the disposal volume shortfall.  At December 31, 2011, the Company expects to meet its disposal volume target and accordingly no accrual has been made.

The Company has an accrued environmental liability of $14,950 (2010 - $14,280) recorded in landfill closure and post-closure costs on the balance sheet, related principally to an inactive landfill (hereinafter referred to as “Tantalo”), which the Company assumed as part of the IESI acquisition.  The Tantalo environmental liability consists of remediation and 30 years of post-closure monitoring totaling $15,102 (2010 - $15,920).  The initial remediation work commenced in 2004, and the post-closure monitoring commenced in 2007.  Tantalo is a 26 acre landfill that stopped accepting waste in 1976 and has been identified by the State of New York as an “Inactive Hazardous Waste Disposal Site”. During its period of operation, Tantalo received both municipal and industrial waste, some of which has been found to exhibit “hazardous” characteristics as defined by the U.S. Resource Conservation and Recovery Act.  Past activities at Tantalo have resulted in the release of hazardous wastes into the groundwater.  A remediation program has been developed for Tantalo in conjunction with the New York State Department of Environmental Conservation. The remediation program includes: installation of groundwater barriers, protective liner caps, leachate and gas collection systems, and storm-water drainage controls, as well as methods to accelerate the decontamination process.  In addition, IESI purchased a “Cleanup Cost Cap Insurance Policy,” with a ten-year policy period, which provides $25,000 of coverage in excess of the remediation portion of the liability.

The cost of remediation requires a number of assumptions and estimates which are inherently difficult to estimate, and the outcome may differ materially from current estimates.  However, management believes that its experience provides a reasonable basis for estimating its liability.  As additional information becomes available, estimates are adjusted as applicable.  It is possible that technological, regulatory or enforcement developments, the results of environmental studies, or other factors could necessitate the recording of additional liabilities which could be material.  The estimated environmental remediation liabilities have not been reduced for possible recoveries from other potentially responsible third parties.

The Company is subject to certain lawsuits and other claims arising in the ordinary course of business.  The outcome of these matters is subject to resolution.  Based on management’s evaluation and analysis of these matters, the amounts of potential losses are accrued and management believes that any amount above the amounts accrued will not be material to the financial statements.

Purchase agreements

In April 2007, WSI acquired a company that owns a permit to construct a construction and demolition waste transfer station on land owned by it in Bradenton, Florida.  An additional payment of $2,500 is due to the sellers upon the transfer of the company or the property to any non-affiliate of WSI or upon obtaining all necessary permits to operate the transfer station.

WSI entered into an agreement to purchase an adjacent parcel of land to its SLD landfill for total consideration of approximately $7,300.  Deposits to date total $1,150.  All deposits will be credited to total purchase consideration paid on closing.  Deposits made by the Company are not refundable should the purchase not close.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

22.  Related Party Transactions

Related party agreements

The Company leases office space that is owned by one of its directors.  The lease commenced in 2004 and has a lease term expiring in September 2014.  The cost of the lease approximates C$320 annually.  The Company has sublet this lease which covers a portion of the annual lease cost.

The father-in-law of a former Company Executive was employed by WSI until his retirement in October 2008.  As partial consideration for his retirement he received C$400 in 2010 and will receive an additional C$100 in each year thereafter until his death.

Investment in equity accounted investee

The Company’s fifty percent ownership interest in its equity investee is with a related party.  The remaining fifty percent is owned by two trusts.  The brother of the Company’s Vice Chairman and Chief Executive Officer as at December 31, 2011 serves as a trustee for both trusts and the Company’s Vice Chairman and Chief Executive Officer serves as a trustee for one of the two trusts.  The Company exercises joint control over its equity investment through its fifty percent ownership interest.  The Company’s fifty percent ownership interest grants it authority to nominate fifty percent of the directors to the board of the investee.  The Chairperson of the investee’s Board of Directors cannot be nominated by the Company and the Chairperson cannot be a member of the Company’s Board of Directors.  The Chairperson of the investee is entitled to cast a second vote in the event of a tie amongst its board.  Certain matters are beyond the control of the investee’s board and reside with its shareholders.  These matters are related to certain financing, board composition, the sharing of profits and material business changes.

Transactions between the Company and its investee have all been transacted in the normal course of business.  These transactions are generally the result of the investee billing the Company for services it provides to the Company.  In turn, the Company bills its customers for this service which is measured at the exchange amount.  Transactions between the Company and its investee only reflect the Company’s share of the transaction.  The Company incurred $295 (2010 - $270) of charges for the year ended December 31, 2011 from its equity investee which are recorded to operating expenses.  A total of $4 (December 31, 2010 - $22) is included in accounts payable at December 31, 2011 for amounts owing to the Company’s equity investee.

On December 6, 2010, in exchange for cash, the Company received an unsecured promissory note from its equity accounted investee for C$750.  The promissory note is repayable on demand with no fixed term to maturity.  Interest on the note accrues at a rate equal to the greater of 5.5%, or the rate which is equal to bank prime plus 2.0% calculated annually, not in advance and payable on maturity.  The promissory note may be repaid, in whole or in part, at any time, subject to certain restrictions.  For the year ended December 31, 2011 interest income of $41 (2010 - $nil) was recorded to interest expense.

Other related party transactions

A company owned by an officer of a BFI subsidiary provides transportation services to the Company.  Total charges of $2,419 (2010 - $1,835) were incurred for the year ended December 31, 2011 and are recorded to operating expenses.  Amounts included in accounts payable at December 31, 2011 total $35 (December 31, 2010 - $18).

All related party transactions are recorded at the exchange amounts.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

23.  Financial Instruments

The following table categorizes the Company’s derivative financial assets and liabilities and their fair value amounts.  Amounts are recorded as other assets or other liabilities on the Company’s balance sheet.

	December 31, 2011	December 31, 2010
	Fair Value	Fair Value
Financial assets
Derivatives not designated in a hedging relationship
Current - commodity swaps	$220	$—
Long-term - commodity swaps	$—	$548
Current - foreign currency exchange agreements	$289	$—
Long-term - foreign currency exchange agreements	$69	$—
Long-term - interest rate swaps	$5	$—

Derivatives designated in a hedging relationship
Current - commodity swaps	$1,463	$1,928
Long-term - commodity swaps	$575	$1,325
Long-term - interest rate swaps	$—	$2,891

Financial liabilities
Derivatives not designated in a hedging relationship
Current - interest rate swaps	$1,492	$6,091
Long-term - interest rate swaps	$—	$1,391

Derivatives designated in a hedging relationship
Current - interest rate swaps	$1,993	$—
Long-term - interest rate swaps	$2,106	$—

The following table outlines the hierarchical measurement categories for various financial assets and liabilities measured at fair value on a recurring basis as at December 31, 2011:

December 31, 2011

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Cash and cash equivalents	$14,143	$—	$—	$14,143
Funded landfill post-closure costs	$9,200	$—	$—	$9,200
Other assets - commodity swaps (designated in a hedging relationship)	$—	$—	$2,038	$2,038
Other assets - commodity swaps	$—	$—	$220	$220
Other assets - interest rate swaps	$—	$5	$—	$5
Other assets - foreign currency exchange agreements	$—	$358	$—	$358
Other liabilities - interest rate swaps (designated in a hedging relationship)	$—	$(4,099)	$—	$(4,099)
Other liabilities - interest rate swaps	$—	$(1,492)	$—	$(1,492)
	$23,343	$(5,228)	$2,258	$20,373

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

December 31, 2010

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Cash and cash equivalents	$13,406	$—	$—	$13,406
Funded landfill post-closure costs	$8,949	$—	$—	$8,949
Other assets - commodity swaps (designated in a hedging relationship)	$—	$—	$3,253	$3,253
Other assets - commodity swaps	$—	$—	$548	$548
Other assets - interest rate swaps (designated in a hedging relationship)	$—	$2,891	$—	$2,891
Other liabilities - interest rate swaps	$—	$(7,482)	$—	$(7,482)
	$22,355	$(4,591)	$3,801	$21,565

The following table outlines the change in fair value for recurring Level 3 fair value measurements for the periods ended December 31, 2011 and 2010:

December 31

	2011	2010

Balance, beginning of year	$3,801	$2,344
Realized gains included in the statement of operations, during the year	1,242	113
Unrealized losses included in the statement of operations, during the year	(324)	(122)
Unrealized (losses) gains included in accumulated other comprehensive loss, during the year	(1,215)	1,550
Settlements	(1,242)	(113)
Foreign currency translation adjustment	(4)	29
Balance, end of year	$2,258	$3,801

Fair value

Funded landfill post-closure costs are invested in BAs offered through Canadian financial institutions or Government of Canada treasury bills.  The fair value of these investments is supported by quoted prices in active markets for identical assets.

The fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists.  Considerable judgment is required to interpret market information to develop these estimates.  Accordingly, these fair value estimates are not necessarily indicative of the amounts the Company, or counter-parties to the instruments, could realize in a current market exchange.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

The Company’s interest rate swaps are recorded at their estimated fair values based on quotes received from financial institutions that trade these contracts.  The Company verifies the reasonableness of these quotes at each financial statement date using similar quotes from another financial institution.  In addition, the Company employs a third party, who is not a counter-party, to independently value the interest rate swaps and the Company uses all of this information to derive its fair value estimates.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

The fair values of commodity swaps are determined applying a discounted cash flow methodology.  This methodology uses the Department of Energy forward index curve and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreements, to discount the commodity swaps.  Financial institutions and the U.S. Department of Treasury are the sources of the Department of Energy forward index curve and risk-free rate of interest, respectively.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company’s foreign currency exchange agreements are recorded at their estimated fair values based on quotes received from the financial institution that the Company entered the agreement with.  The Company verifies the reasonableness of the quotes by comparing them to the period end foreign currency exchange rate plus a forward premium.  The use of different assumptions and or estimation methods could result in differing fair values which the Company believes would not be material.

Hedge accounting

The Company has designated certain commodity and interest rate swaps as cash flow hedges. The following tables outline changes in the fair value of commodity and interest rate swaps designated as cash flow hedges and their impact on other comprehensive income or loss, net of the related income tax effect, for the year ended December 31, 2011 and 2010.

	December 31
	2011	2010

Derivatives designated as cash flow hedges, net of income tax
Other comprehensive (loss) income, interest rate swaps	$(2,478)	$1,272
Other comprehensive (loss) income, commodity swaps	(3,312)	939
Total other comprehensive (loss) income, net of income tax	$(5,790)	$2,211

The Company measures and records any ineffectiveness on commodity swaps representing the difference between the underlying index price and the actual price of diesel fuel purchased.  Gains or losses are reclassified to operating expenses as diesel fuel is consumed.  The estimated net amount of the unrealized losses on commodity swaps expected to be reclassified to earnings within the next twelve months is $1,463 (December 31, 2010 - $1,928).  The timing of actual amounts reclassified to net income is dependent on the movement in diesel fuel prices in the future.  The Company measures and records any ineffectiveness on interest rate swaps using regression analysis.  Interest rate swaps are settled quarterly, consistent with the Company’s obligation to pay interest on its U.S. credit facility. Gains or losses arising from interest rate swaps are reclassified to interest expense upon settlement. The estimated net amount of the unrealized gains on interest rate swaps expected to be reclassified to earnings within the next twelve months is $1,993 (December 31, 2010 - $1,145). However, the actual amount reclassified to net income is dependent on the movement of interest rates in the future.

Interest rate, commodity swaps and foreign currency exchange agreements

The Company is subject to credit risk on certain interest rate, commodity swaps and foreign currency exchange agreements (collectively the “agreements”).  The Company has entered into interest rate swaps as a condition of its U.S. long-term credit facility which requires it to fix a portion of its variable rate interest charged on borrowings under the facility, some of which has been designated for hedge accounting.  In addition, the Company has entered into commodity swaps for a portion of diesel fuel consumed in its Canadian and U.S. operations.  Finally, the Company has entered into foreign currency exchange agreements to mitigate against foreign currency fluctuations on dividends paid by BFI to WSI LLC, a U.S. holding company.  WSI LLC has partial ownership in BFI.

The Company’s corporate treasury function is responsible for arranging and approving all agreements.  Suitable counterparties identified by the Company’s treasury function are approved by the Audit Committee.  The Company will only enter into agreements with highly rated and experienced counterparties who have successfully demonstrated that they are capable of executing these arrangements.  If the counterparties’ credit rating, prepared by reputable third party rating agencies, is downgraded, the Company’s treasury function will review the agreement and assess if its exposure to the counterparty can be collateralized or if the agreement should be terminated.  The Company’s treasury function also prepares a report, at least once annually, to the Company’s Audit Committee which outlines key terms of its agreements, fair values, counterparties and each counterparty’s most recent credit rating, and where applicable changes to the risks related to each agreement.

The Company’s maximum exposure to credit risk is represented by the fair value of interest rate and commodity swaps and foreign currency exchange agreements recorded in other assets on the Company’s balance sheet.  The Company holds no collateral or other credit enhancements as security over these agreements.  The Company deems the agreements’ credit quality to be high in light of its counterparties and no amounts are either past due or impaired.  In all instances, the Company’s risk management objective is to mitigate its risk exposures to a level consistent with its risk tolerance.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company has entered into the following commodity and interest rate swaps and foreign currency exchange agreements as outlined in the tables below:

U.S. fuel hedges

Date entered	Notional amount (gallons per month expressed in gallons)	Diesel rate paid (expressed in dollars)	Diesel rate received variable	Effective date	Expiration date

October 2008	62,500	$3.69	Diesel fuel index	July 2009	October 2013
June 2009	170,000	$2.31	NYMEX Heating Oil Index	January 2012	December 2012
June 2009	165,000	$2.28	NYMEX Heating Oil Index	January 2012	May 2012
June 2009	170,000	$2.34	NYMEX Heating Oil Index	January 2013	May 2013
May 2011	165,000	$3.03	NYMEX Heating Oil Index	January 2012	May 2012
May 2011	330,000	$3.01	NYMEX Heating Oil Index	June 2012	December 2012

Canadian fuel hedges

Date entered	Notional amount (litres per month expressed in litres)	Diesel rate paid (expressed in C$)	Diesel rate received variable	Effective date	Expiration date

September 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012
October 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012
May 2011	625,000	$0.77	NYMEX Heating Oil Index	January 2012	June 2012
May 2011	950,000	$0.78	NYMEX Heating Oil Index	July 2012	December 2012

Interest rate swaps

Date entered	Notional amount	Fixed interest rate (plus applicable margin)	Variable interest rate received	Effective date	Expiration date

September 2007	$35,000	4.89%	0.37%	October 2007	October 2012
March 2009	$10,000	1.72%	0.41%	March 2009	January 2012
October 2010	$160,000	1.07%	0.27%	November 2010	July 2014
March 2011	$60,000	1.61%	0.27%	April 2011	July 2014
June 2011	$30,000	1.13%	0.27%	July 2011	July 2014
October 2011	$45,000	*	*	October 2011	April 2013

Note:

(*) This interest rate swap agreement is based on LIBOR with an interest rate cap of 3.0%.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Foreign currency exchange agreements

Date entered	U.S. dollars purchased	Foreign currency exchange rate	Effective date

January 2011	$4,200	0.9999	January 2012
November 2011	$4,100	1.0008	April 2012
November 2011	$4,100	1.0025	July 2012
November 2011	$4,000	1.0042	October 2012
November 2011	$4,000	1.0057	January 2013

The contractual maturities of the Company’s derivatives are as follows:

December 31, 2011

		Payments due
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Derivative
Interest rate swaps	$6,929	$3,467	$3,462	$—	$—
Commodity swaps	$346	$189	$157	$—	$—
Foreign currency exchange agreements	$20,400	$16,400	$4,000	$—	$—

Unrealized amounts recorded to net gain on financial instruments for the year ended December 31, 2011 are as follows:

December 31

	2011	2010

Net (gain) loss on financial instruments
Funded landfill post-closure costs	$(89)	$(29)
Interest rate swaps	(4,851)	(5,586)
Fuel hedges	324	122
Foreign currency exchange agreements	(368)	—
	$(4,984)	$(5,493)

Estimated fair value

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued charges approximates fair value due to the relatively short-term maturities of these instruments.  Funded landfill post-closure costs and derivative financial instruments are recorded on the balance sheet at fair value.

At December 31, 2011, the estimated fair value of the direct finance lease receivables applying an interest rate consistent with the credit quality of the instrument is $1,030 (2010 - $1,511), compared to the carrying amount of $790 (2010 - $1,278).

At December 31, 2011, the debenture’s estimated fair value is approximately $86,900 (2010 - $74,800) compared to the carrying amount of $57,030 (2010 - $58,315).

At December 31, 2011, the estimated fair value of the 2005 Seneca IRB Facility is approximately $45,300 (2010 - $44,800) compared to the carrying amount of $45,000 (2010 - $45,000).

At December 31, 2011, the estimated fair value of long-term debt bearing interest at variable rates approximates its carrying amount.  The Company believes that renegotiation of its variable rate long-term debt would result in equivalent pricing than it currently enjoys.  However, because the Company’s variable rate facilities are non-amortizing and the Company’s credit spreads have remained principally unchanged, the current carrying amount of the Company’s variable rate long-term debt approximates its carrying amount.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

In accordance with FASB’s guidance on intangibles — goodwill and other, goodwill with a carrying amount of $412,244 was written down to its implied fair value of $51,687 which resulted in the Company recognizing an impairment loss of $360,557.  The impairment loss has been recorded to the statement of operations and comprehensive income or loss for the year ended December 31, 2011.  Measuring the fair value of goodwill includes the use of significant unobservable inputs, Level 3 in the fair value hierarchy.  A description of the significant inputs and valuation techniques applied, including a reconciliation of the beginning and ending balance of goodwill, can be found in Note 10.

Fair value methods and assumptions

Financial assets and liabilities recorded at fair value, as and where applicable, and included in other assets and other liabilities on the Company’s balance sheets include:  funded landfill post-closure costs, and interest rate and commodity swaps.  Deposits made to the social utility trust, and recorded as funded landfill post-closure costs on the balance sheet, are invested by the social utility trust trustee.  Statements of invested amounts are supplied to the Company by the social utility trust trustee and are prepared from quoted market prices for the underlying investments.  The fair value of interest rate and commodity swaps are determined by management with the assistance of third parties.

24.  Income Taxes

The following table reconciles the difference between income taxes that would result solely by applying statutory rates to the Company’s pre-tax income and income tax expense or recovery recorded in the statement of operations and comprehensive income or loss.

December 31

	2011	2010

(Loss) income before income taxes	$(146,292)	$137,945
Income tax (recovery) loss at the combined basic rate	(55,354)	49,720
Large corporation and state tax	2,523	2,104
Withholding tax on foreign dividends	2,105	91
Tax on other non-deductible expenses	1,306	814
Net revisions to certain tax bases and tax rates	433	2,321
Goodwill impairment	99,109	—
Other	(374)	608
Income tax expense	$49,748	$55,658

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

December 31

	2011	2010

Deferred income tax assets
Unutilized tax loss carryforwards	$75,995	$112,217
Deferred financing costs and offering expenses	2,973	5,362
Foreign tax credits available for carryforward	14,567	14,567
Accounting provisions not currently deductible for tax	51,453	50,074
Other	768	937
Valuation allowance	(18,267)	(18,267)
	127,489	164,890

Deferred income tax liabilities
Carrying value of capital assets in excess of tax value	55,717	65,474
Carrying value of intangibles and landfill assets in excess of tax value	142,446	172,373
Carrying value of deferred financing costs in excess of tax value	—	7,155
Other	5,560	5,553
	203,723	250,555
Net deferred income tax liabilities	$76,234	$85,665

Net deferred income tax liabilities, totaling $76,234 (2010 - $85,665), is comprised of net deferred income tax liabilities in Canada amounting to $42,348 (2010 — $50,460) and net deferred income tax liabilities in the U.S. amounting to $33,886 (2010 - $35,205).

The components of domestic and foreign (loss) income before income taxes and domestic and foreign income taxes are as follows:

	2011	2010
(Loss) income before income taxes and net loss from equity accounted investee
Canada	$127,991	$74,343
U.S.	(274,283)	63,602
	$(146,292)	$137,945

Current income tax expense
Canada	$43,669	$32,825
U.S.	3,764	3,423
	47,433	36,248

Deferred income tax expense (recovery)
Canada	(7,489)	(7,239)
U.S.	9,804	26,649
	2,315	19,410
Total income tax expense	$49,748	$55,658

The Company recognizes interest related to uncertain tax positions and penalties to current income tax expense.  The Company has no material uncertain tax positions.  Accordingly, interest and penalties recognized in respect of uncertain tax positions and amounts accrued in respect thereof amount to $nil at December 31, 2011 and 2010.

The Company is subject to federal, provincial and state income taxes and files tax returns in multiple jurisdictions.  Tax years open to audit range from 2000 to 2011 in Canada and from 1997 to 2011 in the U.S.

The Company does not tax effect its foreign currency translation adjustment.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Subsidiaries of the Company have unutilized tax losses amounting to $187,520 (2010 - $250,542) which expire 2012 to 2028.  The realization of the deferred income tax assets, net of a $3,250 (2010 - $3,250) valuation allowance on certain U.S. unutilized tax loss carryforwards, totaling $70,414 (2010 - $108,967), is dependent on the Company generating taxable income in future years in which those temporary differences become deductible.  Based on management’s estimate of the Company’s projected future taxable income and its tax planning strategies, management expects to realize these deferred income tax assets in advance of expiry.  Changes to the Company’s ownership structure could limit the Company’s use of unutilized tax losses as imposed by Section 382 of the U.S. Internal Revenue Code.

As of December 31, 2011, a subsidiary of the Company has foreign tax credit carryforwards which expire in 2018 and 2019 that result in a deferred income tax asset totaling $14,567 (2010 - $14,567).  As the Company does not expect to generate foreign source income in the future, it has provided a full valuation allowance against the foreign tax credits available for carryforward.

On the Company’s acquisition of IESI, IESI issued a $160,000 intercompany note payable (“U.S. note”).  Effective August 28, 2007, the U.S. note was cancelled.  For the purposes of determining taxable income, IESI has taken the position that the U.S. note and its related interest was commercially reasonable and has deducted the interest paid thereon on this basis.  Management has taken steps to ensure that the U.S. note was commercially reasonable, however, there can be no assurance that U.S. taxation authorities will not seek to challenge the treatment of the U.S. note as debt or the amount of interest expense deducted, which could increase IESI’s taxable income and accordingly its U.S. federal income tax liability.  Management has determined that it has met the more-likely-than-not threshold based on its technical merits and that management’s position would be sustained upon examination by the relevant tax authority.

25.  Segmented Reporting

The Company carries on business through three separate geographic segments: Canada, the U.S. south and the U.S. northeast.  The business segments are vertically integrated and include the collection and disposal of waste and recyclable materials, transfer station operations, material recovery facilities, landfills and landfill gas to energy facilities.  The geographic location of each business segment limits the volume and number of transactions between them.

The Company has elected to exclude corporate costs in the determination of each business segment’s performance.  Corporate costs include certain executive costs, legal, accounting, internal audit, treasury, investor relations, corporate development, environmental management, information technology, human resources, sales and other administrative support function costs.  Corporate costs also include transaction and related costs and fair value changes for stock options.

The accounting policies applied by the business segments are the same as those described in the summary of significant accounting policies (Note 3).  The Company evaluates segment performance based on revenues, less operating and selling, general and administration expenses.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

December 31

	2011	2010
Revenues
Canada	$757,594	$584,141
U.S. south	723,315	502,308
U.S. northeast	359,187	343,316
Corporate	—	—
	$1,840,096	$1,429,765

Revenues less operating and selling, general and administration expenses
Canada	$280,408	$216,974
U.S. south	211,429	142,265
U.S. northeast	89,542	97,444
Corporate	(53,950)	(59,756)
	$527,429	$396,927

Amortization
Canada	$100,516	$79,325
U.S. south	99,126	67,555
U.S. northeast	54,041	58,799
Corporate	3,383	1,987
	$257,066	$207,666

Restructuring expenses	$1,609	$5,180
Goodwill impairment	$360,557	$—
Net gain on sale of capital assets	$(3,412)	$(414)

Operating (loss) income	$(88,391)	$184,495

December 31, 2011

	Canada	U.S. south	U.S. northeast	Corporate	Total

Goodwill	$372,596	$350,126	$51,687	$—	$774,409
Capital assets	$296,397	$364,396	$105,034	$10,231	$776,058
Landfill assets	$221,660	$397,293	$339,839	$—	$958,792
Total Assets	$1,145,143	$1,301,687	$587,931	$42,843	$3,077,604

December 31, 2010

	Canada	U.S. south	U.S. northeast	Corporate	Total

Goodwill	$378,884	$297,077	$405,907	$—	$1,081,868
Capital assets	$306,744	$339,629	$102,040	$9,874	$758,287
Landfill assets	$236,855	$396,450	$342,386	$—	$975,691
Total Assets	$1,195,747	$1,208,450	$954,029	$32,261	$3,390,487

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

26.  Guarantees

In the normal course of business, the Company enters into agreements that meet the definition of a guarantee.  The Company’s primary guarantees are as follows:

The Company has provided indemnities under lease agreements for the use of various operating facilities.  Under the terms of these agreements the Company agrees to indemnify the counterparties for various items including, but not limited to, all liabilities, loss, suits, damage and the existence of hazardous substances arising during, on or after the term of the agreement.  Changes in environmental laws or in the interpretation thereof may require the Company to compensate the counterparties.  The maximum amount of any potential future payment cannot be reasonably estimated.  These indemnities are in place for various periods beyond the original term of the lease and these leases expire between 2012 and 2021.

Indemnity has been provided to all directors and officers of the Company and its subsidiaries for various items including, but not limited to, all costs to settle suits or actions due to association with the Company and its subsidiaries, subject to certain restrictions.  The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions.  The term of the indemnification is not explicitly defined, but is limited to the period over which the indemnified party serves as a director or officer of the Company or its subsidiaries.  The maximum amount of any potential future payment cannot be reasonably estimated.

The Company has received indemnities for the receipt of hazardous, toxic or radioactive wastes or substances and the Company has issued indemnities for their disposal at third party landfills.  Applicable federal, provincial, state or local laws and regulations define hazardous, toxic or radioactive wastes or substances.  Changes in environmental laws or in their interpretation may require the Company to compensate or be compensated by the counterparties.  The term of the indemnity is not explicitly defined and the maximum amount of any potential future reimbursement or payment cannot be reasonably estimated.

Certain of the Company’s landfills have Host Community Agreements (“HCA”) between the Company and the towns, municipalities or cities in which the landfills operate.  The Company has agreed to guarantee the market value of certain homeowners’ properties within a certain distance of the landfills based on a Property Value Protection Program (“PVPP”) incorporated into the HCA. Under the PVPP, the Company would be responsible for the difference between the sale value and the hypothetical market value of the homeowners’ properties assuming a previously approved expansion of the landfill had not been approved, if any. The Company does not believe it is possible to determine the contingent obligation associated with the PVPP guarantees, but does not believe it would have a material effect on the Company’s financial position or results of operations.  As of December 31, 2011, the Company has not been required to compensate any homeowner under the PVPP.

In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, underwriting and agency agreements, information technology agreements and service agreements.  These indemnification agreements may require the Company to compensate counterparties for losses incurred by the counterparties as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction.  The terms of these indemnities are not explicitly defined and the maximum amount of any potential reimbursement cannot be reasonably estimated.

The nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum exposure due to the difficulty in assessing the amount of liability which stems from the unpredictability of future events and the unlimited coverage offered to counterparties.  Historically, the Company and its predecessor have not made any significant payments under these or similar indemnification agreements and therefore no amount has been accrued with respect to these agreements.

The Company has been indemnified for various environmental and real property and other matters, including taxes and various other items that existed on or prior to June 30, 2000.  The term and potential reimbursement varies with the matter indemnified.